UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

GRUPO SUPERVIELLE S.A.

Item
1.	Unaudited Financial Statements for the nine-month period ended September 30, 2016

Unaudited Financial Statements

For the nine-month period ended

September 30, 2016, presented on comparative basis

Contents

Unaudited Consolidated Balance Sheet
Unaudited Consolidated Memorandum Accounts
Unaudited Consolidated Income Statement
Unaudited Consolidated Statement of Cash Flows
Notes to the Unaudited Consolidated Financial Statements
Schedules to the Unaudited Consolidated Financial Statements	30
Unaudited Balance Sheet
Unaudited Memorandum Accounts
Unaudited Income Statement
Unaudited Statement of Changes in Shareholders’ Equity
Unaudited Statement of Cash Flows	42
Unaudited Notes	43
Unaudited Schedules	56

Unaudited Consolidated Financial Statements

For the nine-month period ended on

September 30, 2016, presented on comparative basis.

GRUPO SUPERVIELLE S.A.

Unaudited Consolidated Balance Sheet

As of September 30, 2016 and December 31, 2015

(Expressed in thousands of pesos)

	09/30/2016	12/31/2015
ASSETS
CASH AND DUE FROM BANKS	5,707,867	6,808,591
Cash	1,404,709	1,826,954
Financial institutions and correspondents
Argentine Central Bank	3,975,481	4,813,285
Other local financial institutions	10,910	19,639
Foreign	284,301	129,927
Other	32,466	18,786

GOVERNMENT AND CORPORATE SECURITIES (SCHEDULE I)	2,773,446	931,881
Holdings of trading securities	1,566,575	229,627
Securities issued by the Argentine Central Bank	1,203,451	691,246
Investments in listed corporate securities	3,420	11,008

LOANS	29,551,157	20,148,261
To the non-financial public sector (Schedule VI)	44,865	8,778
To the financial sector (Schedule VI)
Interbank loans (Call money loans received)	45,152	—
Other loans to domestic financial institutions	301,820	179,719
Accrued interest, adjustments and exchange-rate differences receivable	19,554	2,015
To the Non-Financial Private Sector and Foreign residents (Schedule VI)
Overdrafts	2,771,905	1,634,870
Promissory notes	7,300,910	5,984,777
Mortgage loans	25,406	50,032
Automobile and other secured loans	69,363	104,469
Personal loans	9,046,968	6,018,601
Credit cards loans	5,957,659	5,677,922
Other loans (Note 13)	4,428,180	953,574
Accrued interest, adjustments and exchange rate differences receivable	650,364	428,600
Documented interest	(309,820)	(277,488)
Other	(555)	(295)
Less: Allowances	(800,614)	(617,313)

The accompanying Notes and Schedules are an integral part of these financial statements

GRUPO SUPERVIELLE S.A.

Unaudited Consolidated Balance Sheet

As of September 30, 2016 and December 31, 2015

(Expressed in thousands of pesos)

	09/30/2016	12/31/2015
OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS	3,163,795	2,461,813
Argentine Central Bank	460,037	394,612
Amounts receivable for spot and forward sales pending settlement	58,823	62,013
Securities receivable under spot and forward purchases pending settlement	60,774	13,365
Other receivables not included in the debtor classification regulations	2,043,651	1,543,389
Unlisted corporate bonds (Schedule VI)	23,388	14,243
Balances from forward transaction without delivery of underlying asset pending settlement	2,408	34,233
Other receivables included in the debtor classification regulations (Schedule VI)	526,864	423,640
Accrued interest and adjustments receivable included in the debtor classification regulations (Schedule VI)	1	1
Other unapplied collections	(9,776)	(17,739)
Less: Allowances	(2,375)	(5,944)

RECEIVABLES FROM FINANCIAL LEASES	1,385,616	1,074,977
Receivables from financial leases (Schedule VI)	1,374,687	1,069,808
Accrued interest and adjustments pending collection (Schedule VI)	25,211	20,560
Less: Allowances	(14,282)	(15,391)

UNLISTED EQUITY INVESTMENTS (SCHEDULE II)	8,419	8,474
Other	8,650	8,647
Less: Allowances	(231)	(173)

MISCELLANEOUS RECEIVABLES	838,991	621,808
Receivables for sale of assets (Schedule VI)	277	187
Minimum presumed income tax	5,542	6,247
Other	863,002	642,693
Less: Allowances	(29,830)	(27,319)
PREMISES AND EQUIPMENT, NET (SCHEDULE V)	229,455	193,474
MISCELLANEOUS ASSETS (SCHEDULE V)	478,670	515,670
INTANGIBLE ASSETS (SCHEDULE III)	269,695	251,956
Goodwill	33,796	40,760
Other intangibles	235,899	211,196
UNALLOCATED ITEMS	26,632	28,912
TOTAL ASSETS	44,433,743	33,045,817

The accompanying Notes and Schedules are an integral part of these financial statements

GRUPO SUPERVIELLE S.A.

Unaudited Consolidated Balance Sheet

As of September 30, 2016 and December 31, 2015

(Expressed in thousands of pesos)

	09/30/2016	12/31/2015
LIABILITIES
DEPOSITS	30,417,234	23,716,577
Non-financial public sector	1,977,866	1,182,559
Financial sector	3,336	250,981
Non-financial private sector and foreign residents
Current accounts	3,736,329	3,042,376
Savings accounts	11,129,077	7,753,696
Time deposits	12,536,995	10,034,025
Investment accounts	—	664,900
Other	843,247	567,477
Accrued interest and exchange rate differences payable	190,384	220,563

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS	4,173,206	4,152,695
Argentine Central Bank — Other	3,525	3,123
Banks and international institutions	185,413	130,182
Unsubordinated negotiable obligations (Note 5)	939,963	1,411,357
Amounts payable for spot and forward purchases pending settlement	54,371	12,328
Securities to be delivered under spot and forward sales pending settlement	88,426	62,698
Loans from domestic financial institutions	1,231,380	786,361
Balances from forward transactions without delivery of underlying assets pending settlement	252	37,543
Other	1,620,411	1,663,008
Accrued interest and exchange rate differences payable	49,465	46,095

MISCELLANEOUS LIABILITIES	1,733,751	1,478,658
Directors’ and other fees	416	360
Other	1,733,335	1,478,298
PROVISIONS	100,362	63,459
SUBORDINATED LOAN AND NEGOTIABLE OBLIGATIONS (Note 5)	1,345,470	1,125,853
UNALLOCATED ITEMS	147,399	64,035
NON-CONTROLLING INTERESTS (Note 9)	102,780	70,830
TOTAL LIABILITIES	38,020,202	30,672,107
SHAREHOLDERS’ EQUITY	6,413,541	2,373,710
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	44,433,743	33,045,817

The accompanying Notes and Schedules are an integral part of these financial statements

GRUPO SUPERVIELLE S.A.

Unaudited Consolidated Memorandum Accounts

As of September 30, 2016 and December 31, 2015

(Expressed in thousands of pesos)

	09/30/2016	12/31/2015
DEBIT	38,832,891	27,440,186
CONTINGENT	14,701,862	9,617,603
Granted loans	291,859	187,801
Guarantees received	13,677,920	8,794,708
Contingencies re. contra items	732,083	635,094
CONTROL	21,383,366	15,733,585
Uncollectible loans	642,092	331,482
Other	18,868,460	14,188,570
Control re. contra items	1,872,814	1,213,533
DERIVATIVES	2,747,147	2,088,526
Notional value of forward transactions without delivery of underlying asset	535,326	1,181,881
Debit derivatives re. contra items	2,211,821	906,645
TRUST ACCOUNTS	516	472
Trust Funds	516	472
CREDIT	38,832,891	27,440,186
CONTINGENT	14,701,862	9,617,603
Other guarantees granted included in the debtor classification regulations	601,014	480,473
Other included in the debtor classification regulations	91,157	77,471
Other not included in the debtor classification regulations	39,912	77,150
Credit derivatives re. contra items	13,969,779	8,982,509
CONTROL	21,383,366	15,733,585
Checks and drafts to be credited	1,819,999	1,132,863
Other	52,815	80,670
Control re. contra items	19,510,552	14,520,052
DERIVATIVES	2,747,147	2,088,526
Credit derivatives re, contra items	535,326	1,181,881
Notional value of forward transactions without delivery of underlying asset	2,211,821	906,645
TRUST ACCOUNTS	516	472
Trust liabilities — re. contra items	516	472

The accompanying Notes and Schedules are an integral part of these financial statements

GRUPO SUPERVIELLE S.A.

Unaudited Consolidated Income Statement

For the nine-month periods ended September 30, 2016 and 2015

(Expressed in thousands of pesos)

	09/30/2016	09/30/2015
FINANCIAL INCOME	7,671,082	4,658,655
Interest on loans granted to the financial sector	50,699	1,567
Interest on overdrafts	740,621	409,488
Interest on promissory notes	1,408,360	969,407
Interest on mortgage loans	5,854	7,781
Interest on automobile and other secured loans	13,741	26,123
Interest on credit card loans	1,287,977	919,612
Interest on financial leases	242,592	118,902
Interest on other loans	2,530,894	1,602,422
Income from government and corporate securities	884,294	500,147
Interest on other receivable from financial transaction	140,717	28,281
Income from options	—	483
Consumer price index adjustment (CER)	621	374
Exchange rate differences on gold and foreign currency	242,704	36,942
Other	122,008	37,126
FINANCIAL EXPENSES	3,694,627	2,379,883
Interest on savings accounts deposits	3,562	3,376
Interest on time deposits	2,103,004	1,542,142
Interest on interbank loans (call money loans)	20,800	16,745
Interest on other loans from the financial sector	241,346	87,764
Interest on subordinated obligations	94,631	58,138
Other interest	201,853	30,675
Interest on other liabilities from financial transactions	287,451	170,995
Consumer price index adjustment (CER)	774	222
Contributions made to the Deposit Insurance Fund	72,326	129,142
Other	668,880	340,684
GROSS FINANCIAL MARGIN — GAIN	3,976,455	2,278,772
LOAN LOSS PROVISIONS	740,963	355,994
SERVICES FEE INCOME	2,496,924	1,991,297
In relation to lending transactions	350,903	273,957
In relation to deposits transactions	647,627	492,455
Other commissions	95,586	55,213
Other	1,402,808	1,169,672
SERVICES FEE EXPENSE	767,600	548,126
Commissions	383,209	259,210
Other	384,391	288,916

The accompanying Notes and Schedules are an integral part of these financial statements

GRUPO SUPERVIELLE S.A.

Unaudited Consolidated Income Statement

For the nine-month periods ended September 30, 2016 and 2015

(Expressed in thousands of pesos)

	09/30/2016	09/30/2015
INCOME FROM INSURANCE ACTIVITIES (Note 8)	476,245	113,937
ADMINISTRATIVE EXPENSES	4,254,524	3,065,154
Personnel expenses	2,696,252	1,998,739
Directors’ and statutory auditors’ fees	48,331	43,541
Other professional fees	209,984	121,164
Advertising and publicity	141,334	119,607
Taxes	327,105	183,522
Depreciation of premises and equipment (Schedule V)	57,288	41,240
Amortization of other intangibles (Schedule III)	81,639	66,950
Other operating expenses	609,930	424,033
Other	82,661	66,358
SUBTOTAL - INCOME FROM FINANCIAL TRANSACTIONS	1,186,537	414,732
NON-CONTROLLING INTERESTS (Note 9)	(14,608)	(9,585)
MISCELLANEOUS INCOME	279,447	215,387
Results from equity investments	4	4
Penalty interests	62,637	39,042
Loans recovered and allowances reversed	60,223	42,507
Other	156,583	133,834
MISCELLANEOUS LOSSES	308,773	156,317
Results from equity investments	58	—
Penalty interests and charges paid to the Argentine Central Bank	945	156
Loan loss provisions for miscellaneous receivables and other provisions	58,300	15,995
Miscellaneous assets depreciation (Schedule V)	5,959	5,316
Amortization of goodwill (Schedule III)	6,974	6,961
Other	236,537	127,889
INCOME BEFORE TAX	1,142,603	464,217
INCOME TAX	(363,559)	(150,234)
NET INCOME FOR THE PERIOD	779,044	313,983

The accompanying Notes and Schedules are an integral part of these financial statements

GRUPO SUPERVIELLE S.A.

Unaudited Consolidated Cash Flow Statement

(Note 15 at Consolidated Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

(Expressed in thousands of pesos)

	09/30/2016	09/30/2015
CHANGES IN CASH AND CASH EQUIVALENTS
- Cash and cash equivalents at the beginning of the year	7,616,502	4,046,180
- Cash and cash equivalents at the end of the period (Note 15)	7,035,373	4,522,093
Net (decrease) / increase in cash and cash equivalents	(581,129)	475,913
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash flow from operating activities
Net (Payments) /Collections Related to:
- Government and corporate securities	(1,803,886)	265,012
- Loans
To the financial sector	(134,094)	1,708
To the non-financial public sector	(34,862)	5,573
To the non-financial sector and foreign residents	(2,183,706)	(370,457)
- Other receivables from financial transactions	170,713	569,781
- Receivable from financial leases	(3,353)	(247,172)
- Deposits
To the financial sector	(247,645)	35,094
To the non-financial public sector	756,993	(553,382)
To the non-financial sector and foreign residents	3,860,883	2,699,535
- Other liabilities from Financial Transactions
Interbank loans (Call money loans received)	244,367	(127,927)
Others (except for liabilities included in financial activities)	(826,833)	(590,445)
Collections related to service fee income	3,153,354	2,148,747
Payments related to service fee expenses	(907,443)	(618,128)
Administrative expenses paid	(3,819,494)	(2,757,104)
Payment of organization and development expenses	(65,728)	(66,034)
Net collections of penalty interest	62,637	39,042
Differences deriving from court resolutions paid	(1,038)	(297)
Other collections related to miscellaneous income and losses	52,553	21,736
Net payments related to other operating activities	(154,674)	(75,976)
Income tax / minimum presumed income tax paid	(217,322)	(186,579)
Net cash (used in) provided by operating activities	(2,098,578)	192,728
Cash flow from investing activities
Net payments related to premises and equipment	(80,717)	(21,753)
Net payments related to miscellaneous assets	(17,994)	(195,389)
Other payments from investing activities	—	(4,289)
Net cash used in investing activities	(98,711)	(221,431)

The accompanying Notes and Schedules are an integral part of these financial statements

GRUPO SUPERVIELLE S.A.

Unaudited Consolidated Cash Flow Statement

(Note 15 at Consolidated Financial Statements

For the nine-month periods ended September 30, 2016 and 2015

(Expressed in thousands of pesos)

	09/30/2016	09/30/2015
Cash flow from financing activities
Net (payments) /collections related to:
- Unsubordinated negotiable obligations	(667,743)	227,581
- Argentine Central Bank:	402	1,588
- International Banks and Institutions	51,558	139,939
- Subordinated Loan and negotiable obligations	(72,019)	(44,965)
- Financing received from Argentine Financial Institutions	(1,225,864)	106,465
Capital increase	3,303,827	—
Dividends paid	(25,503)	(7,384)
Other payments for financing activities	(15,335)	(15,771)
Net cash provided by financing activities	1,349,323	407,438
Financial Income on Cash and Cash Equivalents (Including Interest and Monetary Result)	266,837	97,178
Net (decrease) / increase in cash and cash equivalents	(581,129)	475,913

The accompanying Notes and Schedules are an integral part of these financial statements

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2016 presented on comparative basis

(Expressed in thousands of pesos)

1.              BASIS OF CONSOLIDATION

Grupo Supervielle’s consolidated financial statements are prepared in accordance with Communication “A” 3147 and complementary provisions issued by the Argentine Central Bank on the Accounting Informative Regime for the quarterly/annual disclosure, guidelines set forth by Technical Pronouncement N° 8 and 19 issued by the FACPCE, utilized by the controlled company Banco Supervielle S.A. in drawing up its financial statements as of September 30, 2016, and issued on November 9, 2016.

The financial statements of Grupo Supervielle S.A. have been consolidated with the financial statements of Banco Supervielle S.A., Cordial Compañía Financiera S.A., Cordial Microfinanzas S.A., Sofital S.A. F. e I.I., Tarjeta Automática S.A., Supervielle Asset Management S.A., Sociedad Gerente de F.C.I., Espacio Cordial de Servicios S.A. and Supervielle Seguros S.A.

The main investment of the Group is made up by its shares in Banco Supervielle S.A., a financial entity subject to the Argentine Central Bank’s regulations; therefore, disclosure guidelines utilized by such Entity have been adopted pursuant to provisions set by the National Securities Commission, Title IV, Chapter I, Section I, Article 2.

It is worth to be mentioned that on February 12, 2014, the Argentine Central Bank, through Communication “A” 5541, disclosed the roadmap for the convergence of the reporting and accounting regime towards International Financial Reporting Standards (IFRS) for entities under its supervision, which include Banco Supervielle S.A., and Cordial Compañía Financiera S.A.

Pursuant to the disclosed plan, entities shall prepare their opening financial statements as from January 1, 2017, which will be taken as comparative basis of the fiscal year to start on January 1, 2018 and shall include their operations and changes in shareholders’ equity pursuant to standards to be issued by the Argentine Central Bank within such convergence plan.

2.              ACCOUNTING POLICIES

2.1  Comparative Information

Balances as of December 31, 2015 and the nine-month period ended September 30, 2015, which are disclosed in these financial statements for comparative purposes; arise from financial statements at such dates.

2.2  Significant Accounting policies

Accounting policies applied by Cordial Microfinanzas S.A., Sofital S.A. F. e I.I., Adval S.A., Tarjeta Automática S.A., Supervielle Asset Management S.A. Sociedad Gerente de F.C.I. and Espacio Cordial de Servicios S.A. are similar to those applied by the Group (See Note 2 at individual financial statements). As for Banco Supervielle S.A. and Cordial Compañía Financiera S.A., accounting standards set by the Argentine Central Bank are applied. Such standards differ from the professional accounting standards in force in the Autonomous City of Buenos Aires (See Note 4).

As for Supervielle Seguros S.A., accounting standards set by the National Insurance Superintendence are applied. Such standards differ from the professional accounting standards in force in the Autonomous City of Buenos Aires. However, such deviation has not produced any material effect on Grupo Supervielle S.A.’s financial statements.

The main valuation criteria are as follows:

2.2.1 Assets and liabilities in pesos

Assets and liabilities pending of settlement in pesos are stated at their nominal values, contemplating, where applicable, adjustments and interest accrued at the end of each fiscal year. Adjustments and interest were expensed against income for each period.

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2016 presented on comparative basis

(Expressed in thousands of pesos)

2.2.2 Assets and liabilities in foreign currency

Operations in foreign currency were recorded at the exchange rate disclosed by the Argentine Central Bank, and those operations in other currencies at the reference exchange rate in US dollars disclosed by the Argentine Central Bank. Exchange gains and losses, adjustments and interest were expensed against income for each period.

2.2.3 Gold

Holdings of gold were valued at its market price, in US dollars, on the London market on the last business day of each period, and later converted into pesos at the reference exchange rate disclosed by the Argentine Central Bank at those dates, in accordance with Communication “A” 3500.

2.2.4 Government and corporate securities

a)             Securities measured at fair value: those included in volatility or present value of securities listings issued by the Argentine Central Bank. These holdings are recorded at their market value on the last business day of each fiscal year/period, in local or foreign stock exchange markets, or at present value when applicable. Differences of reasonable market value were expensed against income for each period.

b)             Securities measured at amortized cost: those not included in the previous point, recorded at acquisition cost plus financial results accrued exponentially applying the internal rate of return. The accruals were recorded against results of each period.

2.2.5 Listed corporate securities:

•                  These securities have been valued at their market price at each period end. Changes in valuation of these securities are recorded as financial income.

2.3  Interest Income (Expense)

Accrual of interest on lending and borrowing transactions was calculated monthly and appropriated on a compounded basis, in proportion to the days during which interest was accrued on principal. However, accrual is applied using the straight line method for foreign currency operations, operations in pesos with adjustment capital clause or those in which the interest rate is previously set for a validness term no longer than 92 days.

The Company suspends the accrual of interest when the collection of interest and principal is in doubt. Accrued interest remains on the Company´s books and is considered to be part of the loan balance when determining the allowance for loan losses. Regarding impaired loans, interest is recognized on a cash basis after reducing the balance of accrued interest, if applicable.

2.4  Loans

The portfolio is valued on the effectively granted amounts, net of paid amortizations of capital, plus receivable accrued interests, adjustments and others and deduced estimated allowances to cover non-collection risks calculated pursuant to what is specified in Note 2.5.

2.5  Allowances for loan losses

Allowances for loan losses were calculated based on the estimated risk of the loans granted by the Bank, arising from the evaluation of the debt repayment capacity of its debtors’ liabilities for those commercial portfolio clients, the degree of debtors’ compliance based on delinquency days for the consumption portfolio, and the guarantees securing the respective transactions, in accordance with the regulations on “Debtor Classification and Minimum Loan Loss Risk Allowances” issued by the Argentine Central Bank.

2.6  Other receivables and liabilities from financial transactions

•                  Amounts receivable for spot and forward sales and payable for spot and forward purchases, both pending settlement: This line corresponds to spot and forward operations of securities and/or foreign currency pending settlement, which were valued at their agreed settlement value. The difference between the market value of the securities and/or the foreign currency exchanged at the time of execution of the sale contracts

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2016 presented on comparative basis

(Expressed in thousands of pesos)

and the agreed forward exchange value [premium] was expensed against the results for each fiscal year based on their monthly accrual.

•                  Securities receivable for spot and forward purchases and to be delivered for spot and forward sales, both pending settlement: The securities and/or foreign currency receivable for purchases and to be delivered for sales were valued as specified in paragraphs 2.2.4 and 2.2.2 in this note and recorded in the “Securities receivable under spot and forward purchases pending settlement” of Other receivable from financial transactions and “Instruments to be delivered under spot and forward sales pending settlement” of Other liabilities from financial transactions..

•                  Unlisted corporate securities: Valued at acquisition cost plus accrued interest pending collection at the end of each period.

•                  Other receivables not included in the debtor classification regulations: This line corresponds to unlisted participation certificates issued by trusts in pesos valued at their equity value estimated at the end of each fiscal year/period and to unlisted debt securities issued by trusts in pesos and in foreign currency, which were valued at the value of addition to assets, plus interest accrued through the end of each fiscal year/period.

Additionally, mutual fund trust shares are included, valued at their equity value estimated at the end of each fiscal year. Valuation differences were expensed against income for each period.

•                  Unsubordinated negotiable obligations, balances payable to banks and international institutions, loans from domestic financial institutions: Valued on the basis of the cash received, net of transaction costs, plus the financial results accrued on the basis of the internal rate of return estimated upon initial recognition. Other items are valued at residual value plus interest accrued as of period/year end. Liabilities denominated in foreign currency are adjusted as indicated in note 2.2.2.

2.7  Receivable from financial leases

Registrations were made pursuant to the discounted value of the sum of minimum installments pending collection and any non-guaranteed residual value. Earnings accrued were recognized in results of each period.

2.8  Unlisted equity investments

Unlisted equity investments in other companies were valued as follows:

In Argentine non-controlled entities carrying out supplementary authorized activities:

The equity investments in Provincanje S.A., Mercado Abierto Electrónico S.A., SEDESA, Argencontrol S.A., Compensadora Electrónica S.A., Mendoza Fiduciaria S.A., Cuyo Aval S.G.R., Garantizar S.G.R., Campo Aval S.G.R, Los Grobo S.G.R., Vínculos S.G.R., Afianzar S.G.R., Garantía de Valores S.G.R., Americana de Valores S.G.R., Acindar Pymes S.G.R. y AFFIDAVIT S.G.R. were valued at cost, adjusted for inflation where applicable, as indicated in Note 1,  paragraph 1.2, with to the limit of their respective equity value calculated based on the latest financial statements of the issuers available at period end.  With regard to the equity interest in Profesión + Auge A.F.J.P. S.A., it was decided to continue to carry the allowance for 515 recorded under “other contingencies” bearing in mind that the National State has not yet issued the Regulatory Decree stipulating the procedure for compensating the shareholders of the Pension Fund Managers.

In other Argentine controlled companies:

The equity investment in Viñas del Monte S.A. was valued at cost of the capital contributions made, adjusted for inflation where applicable, as indicated in paragraph 1.2 of Note 1, with the limit of its equity value calculated based on the latest financial statements available at period end.

On March 6, 2014 Viñas del Monte S.A. ordered the capitalization of such contributions, which is pending of registration in the Legal Persons Authority of Mendoza Province. Once the capital increase has been passed, the Entity will hold the 94.80% of shares in Viñas del Monte S.A.

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2016 presented on comparative basis

(Expressed in thousands of pesos)

In other Argentine non-controlled companies:

The equity investment in San Luis Trading S.A. and Infocred Argentina S.A were valued at cost, adjusted for inflation where applicable, as indicated in Note 1.2 of the Group’s individual financial statements, with the limit of the equity value calculated based on the latest financial statements available at period end.

In other foreign non-controlled companies:

The equity investment in S.W.I.F.T. was valued at cost.

2.9  Premises and equipment and miscellaneous assets

They have been valued at cost, adjusted for inflation where applicable as indicated in Note 1.2 of the Group’s individual financial statements, less the corresponding accumulated depreciation. The aggregate value of these assets is less than their recoverable value.

These assets are depreciated by the straight-line method based on the useful lives assigned to them (See Schedule V).

It includes all financial lease assets considering the cost value that set for the purchase of such asset in cash, or, the addition of the discounted sum of minimum installments pending collection provided the latter happens to be lower.

It is important to mention that leased assets are included in the lessee’s book-keeping at the beginning of the operation, regardless of the fact that the ownership should be transferred at the moment of exercising the purchase option upon contract termination.

2.10  Other miscellaneous assets

Valued at acquisition cost, adjusted for inflation where applicable, as indicated in Note 1.2 of the Group’s individual financial statements, less accumulated depreciation, calculated in proportion to the estimated months of useful life. Aggregate value of these assets does not exceed their recoverable value.

These assets are depreciated by the straight-line method based on the estimated useful life (See Schedule V).

2.11   Intangible assets

Other intangibles

Valued at cost, adjusted for inflation where applicable, as indicated in note 1.2, at the Group’s individual financial statements, less accumulated amortization, calculated in proportion to the months of estimated useful lives (See Schedule III).

Goodwill

In addition to Note 2.4 of the Individual Financial Statements, goodwill includes the excess of the acquisition cost over the value assigned to the 99.94% of shares in Banco Regional de Cuyo S.A. and the 95% of shares in Cordial Compañía Financiera S.A.  In both cases, goodwill accounts for the excess of the acquisition cost over the shareholders’ equity value of the business acquired at the acquisition date pursuant to provisions issued by the Argentine Central Bank (See Schedule III). The value of goodwill is amortized by the straight-line method, not exceeding 120 months.

2.12   Severance payment

Directly expensed on paid severance payments.

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2016 presented on comparative basis

(Expressed in thousands of pesos)

2.13   Deposits

Deposits are valued amortized cost. As for deposits in foreign currency, such deposits are valued pursuant to note 2.2.2.

2.14   Provisions

Provisions for other contingencies to address labor, legal, tax commitments and other miscellaneous potential risks have been set based on the information received from its legal advisors.

2.15   Subordinated negotiable obligations

Subordinated negotiable bonds have been valued at amortized cost plus accrued interest using the internal rate of return. Losses from interest expense have been recognized on each period results on an accrual basis.

2.16   Use of estimates

The preparation of financial statements in accordance with Argentine Banking GAAP and generally accepted accounting principles in force in Argentina, as long as they are compatible with those standards, require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

3.              INCOME TAX AND MINIMUM PRESUMED INCOME TAX

Income tax is calculated at the rate of 35% on the taxable income, without considering the effect of temporary differences between the tax and the accounting result.

Minimum presumed income tax, established by Law No. 25.063, is complementary to income tax, since while the latter is assessable on the taxable income for the fiscal year, minimum presumed income tax is a minimum tax levied on potential income provided by certain productive assets at the rate of 1%, the Group’s tax obligation for each fiscal year being the higher of the two taxes. However, if in any fiscal year minimum presumed income tax exceeds income tax, that amount in excess will be computable as payment on account of income tax in excess of minimum presumed income tax arising in any of the following ten fiscal years.

The abovementioned law establishes that, the entities regulated by the Financial Institutions Law must consider the twenty per cent (20%) of their taxable assets as taxable basis for calculation of minimum presumed income tax, after deducting those defined as non-computable assets.

4.              DIFERENCES BETWEEN ARGENTINE BANKING GAAP AND PROFESSIONAL ACCOUNTING STANDARDS IN FORCE IN THE AUTONOMOUS CITY OF BUENOS AIRES

The main differences between Argentine Banking GAAP and the professional accounting standards in force in the Autonomous City of Buenos Aires are as follows:

4.1     Recognition of income tax by the deferred tax method

Banco Supervielle S.A. and Cordial Compañía Financiera S.A subsidiaries set income tax by applying the valid rate over the estimated tax gain, without taking into account the effect of temporary differences between the accounting result and the tax result.

In accordance with professional accounting standards in force in the Autonomous City of Buenos Aires (Technical ruling N°17), income tax must be recognized by the deferred tax method and, consequently, deferred tax assets or liabilities calculated on the abovementioned timing differences must be recognized. In addition, tax loss carry-forwards or unused tax credits allowed to be deducted from future taxable income must be recognized as deferred assets, as long as income is likely to be obtained.

Had deferred tax method been applied in Banco Supervielle S.A. and Cordial Compañía Financiera S.A. as of September 30, 2016, these entities would have recognized net assets resulting from such deferred tax of 116,916 and an increased charge of income tax charge by 18,965; and deferred tax assets of 29,653.

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2016 presented on comparative basis

(Expressed in thousands of pesos)

4.2     Derivatives

Derivatives were valued pursuant to criteria set by the Argentine Central Bank. Those criteria differ from the professional accounting standards in force in the Autonomous City of Buenos Aires, which require that, in case of futures and forwards of foreign currency without underlying assets delivery, valuation be made at its fair value. Regarding swap agreements, these standards require valuation to be made at reasonable market value.

4.3     Goodwill

Banco Supervielle S.A. determined goodwill for the purchase of shares in Banco Regional de Cuyo S.A., Cordial Microfinanzas S.A., Tarjeta Automática S.A., and Cordial Compañía Financiera S.A., in virtue of the excess of the purchase cost over the equity value of that investment on the basis of the last financial statements of the issuer available upon such acquisition. Under professional accounting standards in effect in the Autonomous City of Buenos Aires (Technical Ruling N°18), goodwill should result from the difference between the purchase cost of the investment referred to above and the amount of the net assets valued at the estimated fair value, including the identification of purchased intangible assets.

Upon the application of professional accounting standards as of September 30, 2016, lower assets for 6,113 should have been recorded and earnings for 1,334 should have been produced.

4.4     Transfer of financial assets

Cordial Compañía Financiera S.A. assigned Banco de la Provincia de Córdoba S.A., Banco Santander Río S.A. and Industrial and Comercial Bank of China S.A part of its loan portfolio as a collateral assignment with recourse to the assignor. As a result of these transactions, the firm excluded all assigned assets and recognized incomes stemming from the difference between the accounting value of assigned assets and received funds. Pursuant to Professional Accounting Standards adopted by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires, the collateral assignment of financial assets with assignor’s responsibility is not deemed as a sale operation because the assignor bears an important part of the risks and benefits related to such assigned assets. Upon the application of Professional Accounting Standards in force in the Autonomous City of Buenos Aires, Cordial Compañía Financiera S.A.’s assets as of September 30, 2016, should have recorded an increase of 95,059, liabilities for 111,429, and shareholders’ equity should have recorded a decrease of 16,370.

4.5     Disclosure

Argentina Banking GAAP differs in certain disclosure criteria from professional accounting standards in force in the Autonomous City of Buenos Aires, thus being the following said deviations:

•     The Bank does not disclose its assets and liabilities in current and non-current taking into account the date on which assets are expected to become cash or its equivalent and liabilities are expected to become due pursuant to professional accounting standards in-force.

•     Goodwill specified in Note 2.11 is disclosed under Intangible Assets, Pursuant to professional accounting standards, such goodwill must be disclosed under Goodwill.

•     There are differences between the information of cash flows disclosed in the Statement of Cash Flows and its equivalents and what is required by professional accounting standards.

•     The Bank has not submitted certain information regarding goodwill, relates parties and other information requirements required to non-banking entities.

5.              ISSUANCE OF NEGOTIABLE OBLIGATIONS

Grupo Supervielle S.A.’s Negotiable Obligations Issuance Program

On September 22, 2010, Grupo Supervielle’s Shareholders’ General Meeting passed the adhesion to the public offering regime pursuant Law 17.811 and the creation of a Simple Negotiable Obligations Issuance Global Program, non-convertible into shares, which was passed by the National Securities Commission on November 11, 2010. Said negotiable obligations may be short, medium and/or long term, subordinated or not, with or without

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2016 presented on comparative basis

(Expressed in thousands of pesos)

guarantee, in pesos, in US dollars or any other currency, for a maximum current amount that shall not exceed, at any time, 1,000,000 (one billion pesos) or its equivalent in any other currency, pursuant to the last amendment of the Program on May, 7, 2015.

Likewise, negotiable obligations may be issued in several classes and/or series over the course of the program enforcement, relying on the possibility of re-issuing successive classes and/or series to be amortized.

As of April 19, 2016, since the aforementioned Program was no longer in effect, the Group’s Ordinary and Extraordinary shareholders’ meeting, passed the creation of a new Negotiable Obligations Issuance Global Program, for the issuance of simple, short and/o medium term, subordinated or not, with or without guarantees, securities for up to a maximum outstanding amount of 1,000,000 (one billion pesos), under which different classes and/or series of Negotiable Obligations denominated in pesos, dollar or other foreign currencies can be issued.

As of September 30, 2016 and December 31, 2015 Grupo Supervielle S.A. recorded the following series of negotiable obligations pursuant to the following issuance conditions:

Class	Issuance date	Currency	Amount (in thousands)	Rate	Maturity Date	09/30/2016	12/31/2015
Class XIII	01/31/2014	AR$	23,100	BADLAR + 6.25%	01/31/2019	23,804	25,268
Class XV	05/13/2014	AR $	81,806	BADLAR + 4.65%	05/13/2016	—	84,975
Class XVI	09/23/2014	AR $	81,250	BADLAR + 3.25%	03/23/2016	—	81,754
Class XVII	01/23/2015	AR $	127,000	Fixed 28.5%	01/23/2016	—	133,904
Class XVIII	01/23/2015	AR $	23,000	BADLAR + 4.8%	07/23/2016	—	23,957
Class XIX	05/20/2015	AR $	137,361	Mixed: Fixed 28.5% until 9th month and BADLAR + 45% upon maturity.	11/20/2016	141,689	140,968
Class XX	07/28/2015	AR $	129,500	Mixed: Fixed 27.5% until 6th month and BADLAR + 4.5% upon maturity.	01/28/2017	135,677	134,284
Total						301.170	625.110

As of the issuance of these Financial Statements, classes XV, XVI, XVII y XVIII have been fully amortized.

Funds resulting from the allocation of said negotiable obligations classes, net of issuance expenses, were assigned in full, pursuant to Article 36 of Negotiable Obligations Law 23.576, to the settlement of the Group’s financial liabilities.

As of September 30, 2016 and December 31, 2015, Grupo Supervielle S.A.’s Negotiable Obligations are recorded under Unsubordinated Negotiable Obligations for an amount to 301,170 and 625,110 respectively.

Banco Supervielle S.A.: Program for the issuance of Negotiable Obligations in foreign currency

On April 30, 2007, the Ordinary and Extraordinary Shareholders’ Meeting No. 95 decided to approve the Bank’s joining of the public offering regime through the creation of a Global Program for the Issuance of Simple Negotiable Obligations, for up to a maximum outstanding amount, at any moment while the Program is in force, of USD 200,000,000 (two hundred million United States dollars).

On August 10, 2007, the National Securities Commission informed the Technical and Negotiable Securities unit of the Stock Exchange of Buenos Aires that provisions for the public offering of such securities was passed.

On October 13, 2010, the Board of Directors of Banco Supervielle S.A., passed the issuance of Class 1 Negotiable Obligations. On October 29, 2010, the National Securities Committee (NSC) ordered the putting into effect of the resolutions for the public offering of Class 1 Negotiable Obligations under the Global Program of mid-term securities issuance for negotiable obligations issuance. Subscription period started on November 1, 2010 and finished on November 8, 2010.

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2016 presented on comparative basis

(Expressed in thousands of pesos)

The following describes the main terms and conditions of the aforementioned issuance:

Amount: USD 50,000,000 (United States dollars fifty millions)

Type: Class 1 Negotiable Obligations will be liabilities and subordinate of the Bank.

Maturity date: November 11, 2017

Interest Rate: 11.375%

Interest Payment Date: Interests accrued by Class 1 Negotiable Obligations will be paid on a six-month basis on May 11 and November 11 of each year.

Amortization: Capital to be paid on Maturity Date.

Applicable Law and Jurisdiction: Negotiable Obligations shall be governed by and be interpreted pursuant to New York State Laws.

As of September 30, 2016 and December 31, 2015, said obligation is registered in item Subordinated loans and Negotiable Obligations for 791,495 and 652,673, respectively.

As of March 25, 2013, the Bank’s Extraordinary General shareholders’ meeting, passed the creation of a Global Program for the issuance of Negotiable Obligations for up to a maximum outstanding amount of 750,000,000 (seven hundred and fifty million pesos). The maximum outstanding amount of the Program was increased to 2,000,000,000 (two billion pesos) or its equivalent in foreign currency, passed by Resolution N° 18,224 from the National Securities Commission on September 22, 2016.

On May 16, 2013, the Board of the Bank passed the issuance of Class III Negotiable Obligations for a maximum amount of V/N USD 30,000,000 (thirty million US dollars) within the Global Program of Negotiable Obligations. The bidding period closed on August 15, 2013, having issued Class III.

The following describes the main terms and conditions of Class III issuance:

Amount: USD 22,500,000 (United States dollars twenty two million five hundred thousand)

Type: Class III Negotiable Obligations will be liabilities and subordinate of the Bank

Maturity date: August 20, 2020

Interest Rate: 7.00%

Interest Payment Date: Interests accrued by Class III Negotiable Obligations will be paid on a six-month basis making the first payment on February 20, 2014

Amortization: Capital to be paid on Maturity Date.

Applicable Law and Jurisdiction: Negotiable Obligations shall be governed by and be interpreted pursuant to Argentine Laws.

As of September 30, 2016 and December 31, 2015, said obligation is recorded in Subordinate Negotiable Obligations item for 343,868 and 297,362, respectively.

On October 14, 2014, the Board of Directors of Banco Supervielle S.A., passed the issuance of Class IV Subordinate Negotiable Obligations for an amount of up to F/V USD 30,000,000 (United States Dollars Thirty million) within the Global Negotiable Obligations Program. Subscription period finished on November 14, 2014, having allotted Class IV.

The following describes the main terms and conditions of the aforementioned issuance of Class IV:

Amount: USD 13,441,000 (United States dollars thirteen million four hundred and forty one thousand)

Type: Negotiable Obligations will be liabilities and subordinate of the Bank.

Maturity date: November 18, 2021.

Interest Rate: 7.00%

Interest Payment Date: Interests accrued by Negotiable Obligations will be paid on a six-month basis, which first payment shall be made effective on May 18, 2015.

Amortization: Capital to be paid through single payment on Maturity Date.

Applicable Law and Jurisdiction: Negotiable Obligations shall be governed by and be interpreted pursuant to Argentine Laws.

As of September 30, 2016 and December 31, 2015, said obligation is recorded in Subordinated loans and Negotiable Obligations item for 210,106 and 175,818, respectively.

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2016 presented on comparative basis

(Expressed in thousands of pesos)

On September 24, 2015, the Board passed the issuance of Class V Negotiable Obligations for a maximum amount of V/N AR$ 350,000,000 (thirty five million Argentine Pesos) within the Global Program of Negotiable Obligations. The bidding period closed on November 18, 2015, having issued Class V.

The following describes the main terms and conditions of the aforementioned issuance of Class: V

Amount: 340,100,000 (Argentine Pesos three hundred forty million and a hundred thousand)

Type: Negotiable Obligations will be unsubordinated liabilities of the Bank

Maturity date: May 20, 2017

Interest Rate: Floating Badlar of Private Banks + 4.5%

Interest Payment Date: Interests accrued by Negotiable Obligations will be paid on a three-month basis making the first payment on February 20, 2016

Amortization: Capital to be paid on Maturity Date.

Applicable Law and Jurisdiction: Negotiable Obligations shall be governed by and be interpreted pursuant to Argentine Laws.

As September 30, 2016 and as of December 31, 2015, said obligation is recorded in other liabilities for financial transactions - Unsubordinated Negotiable Obligations item for 339,464 and 338,716, respectively.

On July 13, 2016, the Board passed the issuance of Class VI Unsubordinated Negotiable Obligations for a maximum amount of V/N AR$ 600,000,000 (sixty million Argentine Pesos) within the Global Program of Negotiable Obligations. The bidding period closed on October 7, 2016, having issued a total amount of AR$ 422.000.000 (four hundred twenty two million Argentine Pesos), with a maturity date of October 12, 2018. The interest rate is Badlar of Private Banks + 3.50%.

Banco Supervielle S.A.: Global Program for the issuance of Negotiable Obligations in foreign currency up to U$S 800.000.000

As of September 22, 2016, the Bank’s Extraordinary General shareholders’ meeting, passed the creation of a Global Program for the issuance of Negotiable Obligations for up to a maximum outstanding amount of U$S 800,000,000 (eight hundred million pesos).

The process of authorization of the new program by the National Securities Commission began on September 30, 2016.

Cordial Compañía Financiera S.A: Program for the Issuance of Negotiable Obligations

On August 15, 2013, the program for the issuance of Negotiable Obligations was authorized for a face value of up to 500,000. The following describes issuances in force as of September 30, 2016 and December 31, 2015:

Class	Issuance Date	Maturity Date	FV (in thousands)	Rate	09/30/2016	12/31/2015
Class V	08/15/2014	02/15/2016	147,222	Floating rate 3.75% + BADLAR corrected	—	147,222
Class VI	05/14/2015	05/14/2016	145,980	Fixed 29.00%	—	145,980
Class VII	05/14/2015	11/14/2016	11,579	Floating rate 5.00% + BADLAR	11,579	11,579
Class VIII	10/06/2015	07/06/2016	54,000	Fixed 28.50%	—	54,000
Class IX	10/06/2015	04/06/2017	88,750	Floating rate 5.95% + BADLAR	88,750	88,750
Class X	05/19/2016	11/19/2017	199,000	Variable TNA 5.50% + BADLAR	199,000	—
Total					299,329	447,531

As of September 30, 2016 and December 31, 2015, Cordial Compañía Financiera’s Short Term Securities and Negotiable Obligations are recorded under Unsubordinated Negotiable Obligations for an amount of 299,329 and 447,531, respectively.

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2016 presented on comparative basis

(Expressed in thousands of pesos)

6.              RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF DIVIDENDS

Pursuant to Art.70 of Corporate Law and the Company’s By-law, 5% of the fiscal year profit shall be transferred to a Legal Reserve until such reserve reaches 20% of the Capital Stock. As for financial entities, pursuant to regulations set by the Argentine Central Bank, 20% of the profits for the year, net of possible prior year adjustments, where applicable, are to be allocated to the Legal Reserve.

Pursuant to Art.68 of the aforementioned Law, dividends shall not be passed or distributed among partners, but through realized and liquid earnings resulting from the balance sheet drawn up pursuant to the law and the By-law and passed by the competent corporate body. Likewise, those dividends to be distributed in cash or instruments, exceeding tax profits accrued upon previous fiscal year closing as of payment or distribution date, shall be subject to the 35% withholding in terms of income tax through a single and final payment. Accumulated tax earnings for said tax purposes, are the balance of accumulated accounting earnings as of December 31, 1997, minus paid dividends plus tax profits set as from December 31, 1998.

In turn, Grupo Supervielle’s income mainly results from dividends produced by its investments in other companies. As for its investments in Banco Supervielle S.A and Cordial Compañía Financiera S.A, there are additional restrictions to the income distribution restrictions set by the Argentine Central Bank. As established by Argentine Central Bank Communication “A” 4664, supplementary provisions and amendments, for the purposes of the distribution of profits the financial institutions shall have the prior authorization of the Superintendence of Financial and Foreign Exchange Institutions and comply with a series of requirements, as follows: i) They shall not be subject to the provisions of Sections 34 and 35 bis of the Law on Financial Institutions; ii) No liquidity assistance loans shall have been granted to them; iii) they shall be in compliance with information regimes; iv) they shall not record shortfalls in the compiled minimum capital (without computing for such purposes the effects of the individual exemptions granted by the Superintendence of Financial and Foreign Exchange Institutions) or reverse requirement —on average- in pesos or in foreign currency or in securities. v) No sanctions are recorded with penalties in excess of 25% of last reported equity computable for capital adequacy purposes, nor suspensions, prohibitions, or voidances, imposed in the last five years by the Central Bank, the Financial Information Unit, the National Securities  Commission, and/or the National Insurance Superintendence, deemed to be material,

The entities not facing any of these situations may distribute profits up to the positive amount arising from deducting, off-balance sheet, from unassigned returned earnings, the amounts of the Legal and Bylaws Reserves; the balances for the capitalization of differences arising from payments made in compliance with court measures issued in cases where the regulations in force applicable to the “pesified” deposits are objected to; the difference between the carrying amount and the market value of the public debt and/or monetary regulation instruments; the valuation adjustments to assets modified by the Superintendence of Financial and Foreign Exchange Institutions which are pending recognition and/or those indicated by the External Audit not given accounting recognition; the individual exemptions for the valuation of assets; the balances for the capitalization of the difference between the equivalent in pesos of the court-ordered deposits considered in the original currency of the placement and the carrying amount of those deposits placed in foreign currency which, at January 5, 2002, were subject to the provisions of Law 25.561 and Decree 214/02; and the algebraic sum of the balances for the “Unrealized Valuation Differences” accounts for government securities and instruments issued by the Argentine Central Bank recorded as available for sale, when a consolidated net debit balance is obtained.

In addition, the amount to be distributed, shall not compromise the Company’s liquidity and solvency, which can be verified by not recording insufficiencies in the capital adequacy requirements at the end of the fiscal year from which dividends are to be paid out. In regards to minimum liquidity requirements, the average balance of liquid assets (in pesos, foreign currency or government securities) must exceed the liquidity requirement of the last closed period, or the projected period considering the dividend payment.

On November 10, 2015, the Central Bank issued Communication “A” 5827, requiring financial institutions to build an additional capital reserve margin, in order to prevent that credit growth and high profitability become a source of insolvency of the local financial system.

The aforementioned rule, also establishes a counter cyclical margin within the range of 0% and 2.5% of risk weighted assets when, in the view of the Central Bank, credit growth would be excessive and generate an increase of systemic risk.

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2016 presented on comparative basis

(Expressed in thousands of pesos)

7.              RESTRICTED ASSETS

As of September 30, 2016 and December 31, 2015, Grupo Supervielle’s following assets are restricted:

Item	09/30/2016	12/31/2015
Loans
Loans under Financial Guarantee	209,864	353,712
	209,864	353,712

Other receivables from financial transactions
Special guarantee accounts in the Argentine Central Bank	460,037	372,988
Others included in debtors’ classification regulations	791	1,247
	460,828	374,235

Miscellaneous Receivables
Trust guarantee deposits	28,454	10,416
Guarantee deposits for Forward Exchange Operations	3,032	6,902
Guarantee Deposits for credit cards	128,724	104,223
Other guarantee deposits (*)	6,531	5,702
	166,741	127.243

(*) As of September 30, 2016 and December 31, 2016, the obligation to set up a guarantee amounting to USD 1,000 securing commitments assumed by Banco Banex S.A. (currently absorbed by Banco Supervielle S.A.) as awardee of the former Banco San Luis S.A. —in its capacity as Financial Agent of that province as from August 1, 1996-, is recorded under this caption for a total of 1,000. These assets represent immobilized assets from the point of view of the prudential regulations established by the Argentine Central Bank.

8.              INCOME FROM INSURANCE ACTIVITIES

The composition of item “Income from insurance activities” as of September 30, 2016 and 2015 are as follows:

Item	09/30/2016	09/30/2015
Accrued premiums and charges	607,744	159,858
Accrued losses	(129,013)	(30,774)
Production expenses	(2,486)	(16,326)
Other income	—	1,179
Total	476,245	113,937

9.              NON-CONTROLLING INTERESTS

The composition of “Non-controlling interests” of the group’s balance sheet is as follows:

Company	09/30/2016	12/31/2015
Banco Supervielle S.A.	96,424	66,488
Sofital S.A. F. e I.I.	6,356	4,342
Total	102,780	70,830

The composition of “Non-controlling interests” of the income statement is as follows:

Company	09/30/2016	09/30/2015
Banco Supervielle S.A.	(13,183)	(8,912)
Sofital S.A. F. e I.I.	(1,425)	(673)
Total	(14,608)	(9,585)

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2016 presented on comparative basis

(Expressed in thousands of pesos)

10.       INTEREST IN CAPITAL STOCK AND VOTING PERCENTAGE

Grupo Supervielle S.A’s interest in the capital stock of its controlled companies as of September 30, 2016 and December 31, 2015 is as follows:

				Percentage of interest in capital stock and votes
Company	Condition	Legal Address	Main Activity	09/30/2016		12/31/2015
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434, Ciudad Autónoma de Buenos Aires, Argentina,	Commercial Bank	98.13	%(1)	97.39	%(1)
Cordial Compañía Financiera S.A.	Controlled	Reconquista 320, Ciudad Autónoma de Buenos Aires, Argentina	Financial Company	98.23%		97.52%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, 5º Piso, Ala Este, Ciudad Autónoma de Buenos Aires, Argentina,	Credit Card	99.77%		99.68%
Supervielle Asset Management S.A. Sociedad Gerente de FCI	Controlled	Bartolomé Mitre 434, 3° Piso, Ala Este, Ciudad Autónoma de Buenos Aires, Argentina	MTF Managing Agent	99.75%		99.75%
Cordial Microfinanzas S.A.	Controlled	Reconquista 320,1° Piso, Ciudad Autónoma de Buenos Aires, Argentina	Microfinances	99.77%		99.67%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434, 4° piso, Ciudad Autónoma de Buenos Aires, Argentina	Financial operations and administration of securities	95.03%		95.03%
Espacio Cordial de Servicios S.A.	Controlled	San Martín 719, 1° Piso, Ciudad de Mendoza	Trading of products and services	99.75%		99.75%
Supervielle Seguros S.A.	Controlled	Reconquista 320, 1° Piso, Ciudad Autónoma de Buenos Aires, Argentina,	Insurance Company	99.75%		99.75%

(1) Grupo Supervielle S.A.’s interest, direct or indirect, of votes in Banco Supervielle amounts to 98.11% y 97.36% as of 09/30/16 and 12/31//15

11.       FINANCIAL TRUSTS

Below is a detail of the financial trust where Grupo Supervielle S.A acts as a trustee or as a settler:

As Trustee:

Trustee: Banco Supervielle

Supervielle Global Trust Confiance Program

At present, Banco Supervielle S.A. does not act as Financial Trust Trustee

Banex Créditos IV Financial Trust

Trustee: Banco Supervielle

Supervielle Global Trust Asset Backed Securities Program.

Financial Trust	Set up on	Value initially assigned in trust	Securities issued and last maturity			Holdings Book Value
BANEX IV	03/19/2004	30,012	VDFA VN$21,000 Mat: 01/20/05	VDFB VN$6,000 Mat: 04/20/05	CP VN$3,000 Mat.: 04/20/07	In liquidation

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2016 presented on comparative basis

(Expressed in thousands of pesos)

Guarantee Management Trusts

Trustee: Banco Supervielle.

Trust	Indenture executed on	The principal obligation expires on	Original principal amount	Principal balance	Beneficiaries	Settlers
UAR	12/30/2003	—	—	—	Rugby players affiliated to UAR	UAR
Credimas	01/11/2013	01/25/2017	16,000	6,161	Banco Supervielle S.A.	Credimas S.A.

As a result of the merger with Banco Regional de Cuyo S.A. effective on November 1, 2010, the Bank took in charge the following trust funds in which former Banco Regional de Cuyo S.A. acted as trustee:

•                  Mendoza Trust: In liquidation phase, since it has fulfilled the contract period, but is pending the completion of several acts that derive from the trustee. The liabilities recorded, mainly originating from the exclusion of assets, as of September 30, 2016, amount to 14,868 and have been backed by assets in trust (loans, other miscellaneous loans, and other non-financial assets, etc.) in the amount of 516. This trust will be liquidated following the procedures established by Law 24,441.

•                  Luján Trust: The term of the contract has expired and all documentation relating to the liquidation has been delivered. To date, only the final deregistration in tax matters is still pending.

As Settler

Publicly offered and listed financial trusts

Supervielle Leasing Financial Trust

Assets in Trust: Lease Agreements

Trustee: TMF Trust Company (Argentina) S.A.

Financial Trust	Set up on	Value initially assigned in trust	Securities issued and last maturity			Holdings Book Value
Series 11 (1)	09/26/2014	133,466	VDF TV VN$93,426 Mat: 03/20/2017	—	CP VN$40,039 Mat: 10/21/2019	CP 41,681

(1)         Securities issued under Supervielle Confiance 3 Program

Supervielle Créditos Financial Trust

Assets in Trust: Personal Loans

Trustee: Equity TMF Trust Company (Argentina) S.A.

Financial Trust	Set up on	Value initially assigned in trust	Securities issued and last maturity			Holdings Book Value
Series 81 (1), (3)	08/13/2014	250,010	VDF TV VN$232,500 Mat: 09/20/16	—	CP VN$17,500 Mat: 06/20/17	In liquidation as of 09/30/2016
Series 83 (1), (3)	10/28/2014	250,002	VDF TV A VN$232,500 Vto: 02/20/17	—	CP VN$17,500 Vto: 09/20/17	VDF TV 1,171 CP 36,748
Series 84 (1), (3)	11/21/2014	250,003	VDF TV VN$232,500 Mat: 03/20/17	—	CP VN$17,500 Mat: 12/20/17	VDF TV 4,221 CP 30,915
Series 85 (1), (3)	10/19/2014	250,010	VDF TV A VN$232,500 Mat: 09/20/17	—	CP VN$17,500 Mat: 09/20/17	In liquidation as of 09/30/2016
Series 86 (1), (3)	03/11/2015	250,009	VDF TV VN$232,500 Mat: 02/20/17	—	CP VN$17,500 Mat: 10/20/17	CP 30,069
Series 88 (1), (4)	07/23/2015	220,004	VDF TV A VN$213,400 Mat: 11/20/17	VDF TV B VN$6,600 Mat: 01/22/18	—	VDF TV 12,205
Series 89 (1), (3)	09/04/2015	250,005	VDF TV A VN$240,000 Mat: 10/20/17	—	CP VN$10,000 Mat: 11/20/18	VDF TV 31,547
Series 90 (1), (4)	10/19/2015	250,019	VDF TV A VN$240,000 Mat: 10/20/17	—	CP VN$10,000 Mat: 04/20/18	VDF TV 22,309 CP 13,615

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2016 presented on comparative basis

(Expressed in thousands of pesos)

Financial Trust	Set up on	Value initially assigned in trust	Securities issued and last maturity			Holdings Book Value
Series 91 (1), (4)	11/19/2015	300,003	VDF TV A VN$288,000 Mat: 11/20/17	—	CP VN$12,000 Mat: 05/21/18	VDF TV 40,938 CP 15,361
Series 92 (2), (4)	12/18/2015	300,004	VDF TV A VN$270,000 Mat: 09/20/17	—	CP VN$30,000 Mat: 06/20/18	CP 40,608
Series 93 (2), (4)	03/28/2016	300,009	VDF TV A VN$267,000 Mat: 04/20/18	—	CP VN$33.000 Mat: 04/22/19	CP 38,815

(1) Securities issued under Supervielle Confiance Program 3.

(2) Securities issued under Supervielle Confiance Program 4.

(3) Personal loans originated or subsequently acquired by Banco Supervielle and granted to ANSES retirees and pension and San Luis public administration employees for which Banco Supervielle, in its own name, processes and pays retirement and pension benefits.

(4) Personal loans originated by Banco Supervielle for ANSES retirees and employees.

Supervielle Renta Inmobiliaria Financial Trust

Assets in trust: real state and the proceeds from their rentals and/or sales

Trustee: TMF Trust Company (Argentina) S. A.

Series	Set up on	Initial Amount in Trust	Securities issued and final maturity		Holdings Book Value
Series I (1)	11/08/2007	USD 14,336	VDF VNU$S 10,035 Mat: 11/05/17	CP VN U$S 4,300 Mat 11/05/17	VDF 95,252 CP 30,694

(1)   Issued under Supervielle Confiance Program

Cordial Compañía Financiera Crédito Financial Trust

Assets in trust: Personal Loans

Trustee: TMF Trust Company (Argentina) S.A.

Series	Set up on	Initial Amount in Trust	Participation Certificates Value in pesos as of 09/30/16	Debt Securities Value in pesos as of 09/30/16
Series IX	09/17/2015	199,475	57,362	—
Series X	11/26/2015	174,260	—	—
Series XI	04/20/2016	248,535	71,892	—
Series XII	06/12/2016	245,290	68,055	—
Series XIII	08/13/2016	271,718	73,915	—
Total			271,224	—

Financial Trust Cordial Microfinanzas 1

Assets in trust: Loans granted to micro entrepreneurs

Trustee: TMF Trust Company (Argentina) S.A.

Series	Set up on	Initial Amount in Trust	Securities issued and final maturity		Holdings Book Value
Series 1	05/06/2016	70,000	VDF TV A VN$49,000	CP VN$21,000	CP -

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2016 presented on comparative basis

(Expressed in thousands of pesos)

12.       MUTUAL FUNDS

As of September 30, 2016 and December 31, 2015, Banco Supervielle S.A. is the depository of the Mutual Funds managed by Supervielle Asset Management S.A. Sociedad Gerente de F.C.I. In accordance with CNV General Resolution No. 622/13, below are the portfolio, net worth and number of units of the Mutual Funds mentioned.

	Assets under management		Net Worth		Number of shares
Mutual Fund	09/30/2016	12/31/2015	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Premier Renta C.P. Pesos	1,001,068	1,592,916	999,580	1,589,633	201,178,539	367,556,277
Premier Renta Plus en Pesos	2,861,727	59,696	2,846,882	59,417	617,608,352	16,572,605
Premier Renta Fija Ahorro	4,470,729	2,345,552	4,470,729	2,305,004	326,438,285	213,621,413
Premier Renta Fija Crecimiento	539,479	549,197	522,827	408,413	72,830,011	73,517,556
Premier Renta Variable	143,668	120,431	143,010	119,563	14,086,313	15,478,534
Premier FCI Abierto Pymes	582,405	548,163	580,981	546,437	232,850,609	249,064,659
Premier Commodities Agrarios	5,813	1,398	5,793	1,384	2,450,456	824,441
Premier Capital	102,783	297,671	97,773	292,776	48,541,535	178,863,772
Premier Inversion	169,375	—	166,692	—	1,348,354,127	—

The above mutual fund portfolios have been recorded under Control Memorandum Accounts - Others.

13.       FINANCIAL DEBT, LOANS AND GUARANTEE LINES HELD WITH LOCAL AND INTERNATIONAL ENTITIES

The following is a description of the main financial and guarantee lines as of September 30, 2016:

CORDIAL MICROFINANZAS S.A.

•                  Capital Stock Financial Trust (“FONCAP S.A.”)

On September 20, 2010, Cordial Microfinanzas S.A. entered into a financing agreement with FONCAP S.A., for a total amount of 2,500. Said company shall pay back the required capital in 12 quarterly and consecutive installments, having started the payment of such installments on December 17, 2011. The debt accrues interests at BADLAR rate for 30-to-35-day fixed term deposits and over a million pesos for private banks, with an additional of 500 basic points. Interests are paid on a monthly basis, having recorded the first maturity on November 17, 2010.

In turn, on September 14, 2011 and November 8, 2011, Cordial Microfinanzas S.A. entered into financing agreements with FONCAP S.A., for total amounts of 1,500 each; principals to be paid in 8 quarterly and consecutive installments of 187 for each granted line, having started the payment of such installments on December 17, 2012 and February 17, 2013, respectively. The debt accrues interests at BADLAR rate for 30-to-35-day fixed term deposits and over a million pesos for private banks, with an additional of 500 basic points.

Furthermore, on October 2, 2012, a new mutual agreement was entered into between FONCAP S.A. and Cordial Microfinanzas S.A., for a total redeemable debt of 2,000 in 10 equal, quarterly and consecutive installments, in pesos, recording the first maturity on July 17, 2014. Badlar is the applicable rate for private banks for 30-to-35-days fixed term deposits plus the 5%. Interests are payable on a monthly basis as from November 12, 2012.

Lastly, by means of an agreement signed on June 5, 2015 with Fis Empresa Social S.A., Cordial Microfinanzas S.A. received the financial liability that said company had entered into with FONCAP.

In addition, the loan with maturity in July 2015, was renewed until 2018, accruing interests at Badlar rate for time deposits of private banks plus 5%. Interest is paid on a monthly basis and principal is amortized in 8 quarterly installments, with the first one being due in July 2016.

As of Septiembre 30, 2016 and December 31, 2015, the Group records 6,333 and 10,283, respectively under Other Liabilities for Financial Transactions.

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2016 presented on comparative basis

(Expressed in thousands of pesos)

BANCO SUPERVIELLE S. A.:

•                  Inter-American Development Bank (IDB)

In May 2009, Banco Supervielle S.A. entered into agreement within the framework of IDB’s Trade Finance Facilitation Program. Banco Supervielle S.A. the line of credit granted to Banco Supervielle S.A. for USD 15,000,000 (United States dollars fifteen million) under this program shall be used to cover risks inherent in the confirmation of letters of credit, promissory notes, bid guarantees, and other similar instruments used in international business operations.

As of September 30, 2016 there were no outstanding balances with hedge from the IDB in the framework of the aforementioned agreement, while as of December 31, 2015, the outstanding balance was USD 4,466,210.

The agreement entered into with the IDB is subject to compliance with certain financial covenants, certain positive and restrictive covenants, certain do and not do obligations and reporting requirements.

As of September 30, 2016 and December 31, 2015, the Bank is in compliance with the aforementioned commitments, requirements and obligations.

•                  International Financial Corporation (IFC)

In April 2007, the Bank entered into an agreement under the IFC-World Bank Group global financial exchange program whereby the latter entity may issue a guarantee in favor of a correspondent bank, thus hedging the Bank’s payment obligations generated by import or export operations with its customers.

As of September 30, 2016, in-force operations with coverage of the aforementioned agency pursuant to the agreement specified in the previous paragraph amounted to USD 1,976,513.24 (USD one million nine hundred seventy six thousand and five hundred thirteen with twenty four cents) and as of December 31, 2015, such operations amounted to USD 1,916,821.57 (USD one million nine hundred sixteen thousand and eight hundred twenty one with fifty seven cents).

The agreement signed with the IFC is subject to compliance with certain covenants, the regular remittance of information and certain financial ratios regarding creditworthiness, credit risk, immobilization of assets, exposure to foreign currency and interest rate risk.

As of September 30, 2016 and December 31, 2015, the Bank is in compliance with the aforementioned commitments, requirements and obligations.

CORDIAL COMPAÑIA FINANCIERA S.A.:

•                 Syndicated Loans:

On June 22, 2015, Cordial Compañía Financiera S.A. entered into the so-called “Sindicado IV” loan with the following banks for 110,000, which accrues floating interests at Badlar private corrected rate plus 550 basic points.  The loan will be in force until December 22, 2016, and principal will be amortized in 12 monthly installments with a 6-month grace period. Interest was paid on a quarterly basis. The loan was managed by Banco de Servicios y Transacciones S.A.

Bank	Proportional Participation
Banco de Servicios y Transacciones S.A.	22,500
Banco Ciudad de Buenos Aires	30,000
BACS Banco de Crédito y Securitización S.A.	20,000
Banco Mariva S.A.	15,000
Banco Industrial S.A.	10,000
Banco Saenz S.A.	7,500
Banco Meridian S.A.	5,000

As of May 18, 2016, Cordial Compañía Financiera entered into a loan facility agreement named “Sindicado V” with the following banks for 355,000, which accrues floating interests at Badlar private corrected rate plus 550 bps. The loan will be in force until December 22, 2017, and principal will be amortized in 5 quarterly installments

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2016 presented on comparative basis

(Expressed in thousands of pesos)

with a 6-month grace period. Interest is paid on a monthly basis. The loan was managed by Banco Santander Río S.A.

Bank	Proportional Participation
Banco Santander Río S.A.	100,000
Banco de la Pampa S.E.M.	15,000
Banco de la Provincia de Córdoba S.A.	30,000
Banco Hipotecario S.A.	60,000
BACS Banco de Crédito y Securitización S.A.	30,000
Banco de San Juan S.A.	20,000
Banco Macro S.A.	100,000

14.       DERIVATIVES

As of September 30, 2016 and December 31, 2015, the following operations related to derivative financial instruments were in effect:

a)             Futures and forwards, without delivery of underlying assets:

Futures with underlying: Foreign Currency

Futures with underlying foreign currency: Include forward foreign currency index negotiation operations without delivery of underlying assets, carried out in the Mercado Abierto Electrónico (MAE) and Mercado a Término de Rosario (ROFEX). The general settlements of these operations are made effective on a daily basis, in pesos, on the difference between the applied closing price of the underlying asset and the same price of the previous day (or agreed upon price), expensing the difference against each year results.

Contract maturity	Type of contract	Amount USD	Total local currency
10/31/2016	Purchase	12,000,000	186,168
12/30/2016	Purchase	11,000,000	176,440
03/31/2017	Purchase	10,000,000	166,918
Total as of September 30, 2016		33,000,000	529,526
Total as of December 31, 2015		85,500,000	1,181,881

Contract maturity	Type of contract	Amount USD	Total local currency
10/31/2016	Sale	73,800,000	1,144,933
11/30/2016	Sale	6,600,000	104,346
12/30/2016	Sale	51,000,000	818,040
Total as of September 30, 2016		131,400,000	2,067,319
Total as of December 31, 2015		64,670,000	890,079

Forwards with underlying: Gold

Include foreign currency and gold purchase and sale operations carried out with customers and financial entities abroad without delivery of underlying assets. The settlement of these operations is made effective upon operation maturity, on the difference between the agreed upon price of the underlying assets and the price of said assets on the contract maturity date, expensing the difference against period or year results.

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2016 presented on comparative basis

(Expressed in thousands of pesos)

Contract maturity	Type of contract	Amount USD	Total local currency
10/31/2016	Purchase	367,500	5,701
02/28/2017	Purchase	6,000	99
Total as of September 30, 2016		373,500	5,800
Total as of December 31, 2015		—	—

Contract maturity	Type of contract	Amount USD	Total local currency
10/31/2016	Sale	2,000,000	31,028
11/30/2016	Sale	2,400,000	37,944
12/30/2016	Sale	1,000,000	16,040
Total as of September 30, 2016		5,400,000	85,012
Total as of December 31, 2015		13,170,000	178,604

Contract maturity	Type of contract	Amount in Gold (Ounces)	Total local currency
10/31/2016	Sale	1,600,000	27,418
Total as of September 30, 2016		1,600,000	27,418
Total as of December 31, 2015		—	—

Contract maturity	Type of contract	Amount in Gold (Ounces)	Total local currency
10/31/2016	Sale	1,600	32,072
Total as of September 30, 2016		1,600	32,072
Total as of December 31, 2015		1,200	16,566

Balances representing these items are recorded under “Memorandum Accounts — Debit - Derivatives — Notional value of forward operations without delivery of the underlying asset”, for purchase contracts, and in “Memorandum Accounts — Credit — Derivatives — Notional value of forward operations without delivery of the underlying asset”, for sale contracts-.

The result produced in periods ended on September 30, 2016 and 2015 from transactions involving this type of instruments amounts to loss 91,357 and gain 908 respectively.

The objective pursued by the transaction involving futures in foreign currency is to mitigate variations in profitability from the exposure of assets and liabilities in foreign currency and to hedge part of the Bank’s net worth in foreign currency. The hedge is effective whenever the maturity of the future is similar in assets and liabilities to be protected. Thus, the aim is to hedge the foreign exchange risk in the current value of assets and liabilities denominated in foreign currency.

b) Options:

1-Call options:

1.1.        Of shares:

As of September 30, 2016, and December 31, 2015 there were no balances from purchase options of shares.

While there were no gains or losses involving this type of instrument during the nine-month period ended September 30, 2016, the same period of 2015 showed gains for the amount of 483.

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2016 presented on comparative basis

(Expressed in thousands of pesos)

c) Reverse repurchase agreements and repurchase agreements:

As of December 31, 2015, no balances for reverse operations were recorded.

As of September 30, 2016 the balances recorded for reverse operations are the followings:

The gain from reverse repo transactions in the period ended on September 30, 2016 and 2015 amounts to 12,629 and 4,747, while the loss from repo transactions amounts to 74,489 and 29,066, respectively.

15.       STATEMENT OF CASH FLOWS

The Statement of Cash Flows as of September 30, 2016 and 2015 explains variations in cash and cash equivalents. To that end, it was considered the total balance of the caption Cash and Due from Banks plus Government Securities (listed securities issued by the Argentine Central Bank and repo transactions and other listed Government Securities issued by the National Government, which are also assigned to repo transactions) and Other receivables from financial transactions (Mutual funds and Time deposits with maturity of at least 90 days), as detailed in the following table:

Item	09/30/2016	09/30/2015
Cash and Due from Banks	5,707,867	3,845,540
Listed securities issued by the Argentine Central Bank for the Bank’s own portfolio for short-term reverse repo transactions	107,748	491,098
Listed corporate securities for short-term reverse repo transactions	—	48
Mutual Funds	1,219,758	185,407
Cash and cash equivalents	7,035,373	4,522,093

Securities issued by the Argentine Central Bank (Listed securities issued by the Argentine Central Bank short-term repo transactions) and Listed Government Securities for reverse repo transactions are held to meet short-term commitments and, from the point of view of their realization, they meet the requirements established by Argentine Central Bank regulations as they are easily convertible into cash since they have market price and volatility ratios published.

Reconciliation between Balance Sheet balances and items considered as Cash and Cash Equivalents:

Items	09/30/2016	09/30/2015
Cash and Due from Banks
- As per Balance Sheet	5.707.867	3,845,540
- As per Statement of Cash Flows	5.707.867	3,845,540
Government and Corporate Securities
a) Securities issued by the Argentine Central Bank
- As per Balance Sheet	1.203.451	703,806
Listed securities issued by the Argentine Central Bank and repo transactions	(1.095.703)	(212,708)
- As per Statement of Cash Flows	107.748	491,098
b) Holding of trading securities
- As per Balance Sheet	1.566.575	450,494
- Government securities not considered as cash or equivalents	(1.566.575)	(450,446)
- As per Statement of Cash Flows	—	48
Other Receivables from Financial Transactions
a) Mutual Fund Investment
As per Balance Sheet — Others not included in Debtors’ classification regulations	2.043.651	1,389,487
Other Assets	(823.893)	(1,204,080)
As per Statement of Cash Flow	1.219.758	185,407

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2016 presented on comparative basis

(Expressed in thousands of pesos)

16.       CAPITAL MARKETS LAW

On December 27, 2012, Capital Markets Law N ° 26,831, established an integral reform to the public offering regime, set by Law N° 17,811. Among other issues, this law, related to the activity of the Company, includes the extension of the National State’s regulatory powers within public offering, through the National Securities Commission, concentrating in this entity, authorization, supervision and auditing powers, disciplinary and regulating powers regarding all capital market players; and the removal of the obligation of being a market shareholder to operate as an intermediary agent in such market, allowing other players, and assigning the National Securities Commission to authorize, register and regulate the different agent categories.

On August 1, 2013, the official bulletin released Decree 1023/2013, which partially regulated the Capital Market Law and on September 9, 2013, the Official Bulletin released General Resolution N°622 issued by the National Securities Commission, passing the relevant ruling.

Said ruling implements an acting agent register in the capital market. Pursuant to said ruling, in order to participate in the regulated activities, it is necessary to be registered as agent before or on June 30, 2014.

Up to the date of these financial statements Banco Supervielle S.A. has obtained the relevant license number to act as Compensation and Settlement Agent and Integral Negotiation Agent.

17.       CREDIT LINE FOR PRODUCTIVE INVESTMENT

As from 2012, the Argentine Central Bank determined that certain financial entities shall allocate a minimum amount in the financing of investment projects oriented to the acquisition of assets and/or the construction of the necessary facilities for the production of goods and/or services and the marketing of goods and the financing of working capital related to MiPyMEs (small and medium size firms) investment projects and/or against the discount of deferred payment checks on MiPyMEs, among other purposes set forth in the Argentine Central Bank’s regulation.

On December 31, 2015 and enforceable as from January 4, 2016, the Argentine Central Bank passed Communication “A” 5874, which sets new regulations on “Financing Line for financial production and inclusion” (thus redefining its name) and “Non-financial public sector financing”. The following are some of the main changes regarding such regulation: a) the amount assigned to financing was increased to 14% of the non-financial private sector deposits in pesos, calculated over the monthly average of November-2015 daily balances, b) the type of assets to be financed was widened and c) the maximum interest rate applicable to such lines was increased.

As of the date of these financial statements Banco Supervielle S.A. has complied with the granting and imbursement of the second tier of the required amount for the year 2015 and with the first tranche of the 2016 requirement which was due on June 30, 2016.

For the second half of 2016, as prescribed by Central Bank’s Communication “A” 5975, financial institutions must record an outstanding amount of these type of loans equivalent to 15.5% of its non financial private sector peso denominated deposits, calculated on a daily average for the month of May 2016.

18.       PROTECTION TO USERS OF FINANCIAL SERVICES (Communications “A” 5460, 5590, 5591, 5592, 5853, 5927 and 5928)

On July 19, 2013, the Argentine Central Bank issued communication “A” 5460, which became effective on September 30, 2013, and by means of which financial entities are urged to apply their customer charges and commissions that account for a real, direct, provable and economically and technically grounded cost.

On June 10, 2014, the Argentine Central Bank issued Communication “A” 5590 addressing “Interest Rates in Credit Operations”, which regulated all financing services in pesos except from checking account advance payments, credit card financings and mortgage loans.

Pursuant to communication “A” 5853, issued on December 17, 2015 by the Argentine Central Bank, compensating interest rates shall be set up freely among financial entities and their clients, taking into account — when applicable — provisions set by specific regimens.

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Consolidated Financial Statements

As of September 30, 2016 presented on comparative basis

(Expressed in thousands of pesos)

As of March 21, 2016 the Argentine Central Bank issued Communications “A” 5927 and 5928 which established starting April 1, 2016, that all savings accounts will be free of charge, including the use of debit cards and transfers made by individuals through ATMs or internet banking. Moreover, pursuant to Communication “A” 5928, financial institutions will be able to increase its fees for up to 20% between January 1, 2016 and September 1, 2016, and with no limitations for paid services and products after that date, always giving a 60-day prior notice.

19.       RULING N° 629 ISSUED BY THE NATIONAL SECURITIES COMMISSION

Pursuant to General Ruling N° 629 issued by the National Securities Commission, supporting documentation of our accounting and administration operations for the fiscal years 2012, 2013, 2014, 2015 and for the nine-month period ended September, 30, 2016, accounting books since September 2012 up to date and all corporate books are safeguarded in the registered headquarters. Any other documentation or book, older than the date specified above for each case, is safeguarded by the firm AdeA S.A., whose warehouse is located on Ruta Provincial N°36, Km 31,5, Bosques, Partido de Florencio Varela, Buenos Aires Province.

GRUPO SUPERVIELLE S.A.

SCHEDULE I

(Consolidated)

GOVERNMENT AND CORPORATE SECURITIES

As of September 30, 2016 and December 31, 2015

(Expressed in thousands of pesos)

	09/30/2016		12/31/2015
NAME	CODE	AMOUNT	AMOUNT

HOLDINGS OF TRADING SECURITIES
- Argentine
Argentine Sovereign Bonds USD 1.75% BONAD 2016	05461	1,103,717	13
Argentine Sovereign Bonds U$S 1.75% BONAD 2017	05464	28,789	56,504
Argentine Sovereign Bonds USD 2.4% BONAD 2018	05462	2,012	79,203
Argentine Sovereign Bonds Due 03/11/2019	05454	33,976	—
Argentine Sovereign Bonds U$S 8% BONAR 2020	05468	180	—
Bonos Garantizados Decreto 1579/02 pesos	02405	17	7
Argentine Sovereign Bonds USD 8.75% 2024	05458	374,299	183
Argentine Republic Bonds With Discount USD 8.28% 2033	45700	2,516	8,446
Discount Bonds U$S Step Up Due.2033	40791	124	—
Argentine Bonds Badlar + 2.00% - Due 2017	5475	20,943	—
Argentine Sovereign Bond $ Badlar+200 BONAR 2016	05460	—	6,150
National Treasury Bond Due 09/30/2016 BONAC	05313	—	6,345
National Treasury Bond Due 05/09/2016 BONAC	05314	—	10,145
Otros	—	2	62,631
Total holdings of trading securities		1,566,575	229,627

SECURITIES ISSUED BY THE ARGENTINE CENTRAL BANK
Central Bank Bills – for reverse repo transactions	Several	1,073,988	—
Central Bank Bills – at fair value	Several	107,748	645,218
Central Bank Bills – at amortized cost	Several	21,715	46,028
Total Securities Issued by the Argentine Central Bank		1,203,451	691,246

INVESTMENTS IN LISTED CORPORATE SECURITIES
- Domestic	Several	3,420	11,008
Total Investments In Listed Corporate Securities		3,420	11,008

TOTAL GOVERNMENT AND CORPORATE SECURITIES		2,773,446	931,881

GRUPO SUPERVIELLE S.A.

SCHEDULE II

(Consolidated)

UNLISTED EQUITY INVESTMENTS

As of September 30, 2016 and December 31, 2015

(Expressed in thousands pesos)

Name	Shares and Units Class	F,V per unit	Votes per share	Number	09/30/2016	12/31/2015	Main Activity	Year closing date	Capital	Shareholders’ equity	Net income (loss) for the year

Mercado Abierto Electrónico SA (1)	Ord,	1,200	1	2	61	61	OTHER SERVICES	12/31/2015	242	85,710	48,325
SEDESA (1) (2)	Ord,	1	1	38,660	39	36	OTHER SERVICES	12/31/2015	1,000	41,747	13,808
Argencontrol S.A. (1)	Ord,	1	1	20,000	25	25	OTHER SERVICES	12/31/2014	700	2,280	645
Compensadora Electrónica S.A. (1)	Ord,	1	1	21,742	33	33	OTHER SERVICES	12/31/2015	1,000	15,726	11,852
Provincanje S.A. (1)	Ord,	1	1	600,000	684	684	OTHER SERVICES	12/31/2015	7,200	6,047	234
Mendoza Fiduciaria S.A. (1)	Ord,	1,000	1	40	40	40	OTHER SERVICES	09/30/2015	4,000	7,296	(209)
Cuyo Aval S.G.R(1)	Ord,	100	1	100	10	10	OTHER SERVICES	12/31/2015	758	138,451	1,513
Viñas del Monte S.A.	Ord,	10	1	1	7,670	7,670	AGRICULTURAL CROPS	12/31/2014	12	1,808	(2,160)
San Luis Trading S.A. (1)	Ord,	1,000	5	25	51	51	OTHER SERVICES	12/31/2008	675	839	14
SWIFT(1)	Ord,	126	1	9	1	1	COMMUNICATIONS	12/31/2005	50,367	808,393	27,982
Infocred Argentina S.A.	Ord,	1	1	2,127	36	36	OTHER SERVICES	12/31/2011	22,798	6	(31)
Less: Allowances					(231)	(173)
Total					8,419	8,474

(1)Shares do not exceed the 5% of issuing companies’ capital stock, 2) The issuer’s initial capital stock amounts to $1,000,000, 3) No shares are recorded in Garantizar SGR, Campo Aval SGR, Los Grobo SGR, Vínculos SGR, Afianzar SGR. Garantía de Valores SGR, Americana de Valores SGR, Acindar Pymes SGR and AFFIDAVIT SGR because as a whole do not exceed $1.

GRUPO SUPERVIELLE S.A.

SCHEDULE III

(Consolidated)

INTANGIBLE ASSETS

As of September 30, 2016 and December 31, 2015

(Expressed in thousands of pesos)

Item	Value at the beginning of fiscal year	Increases	Transfers	Withdrawals	Amortization of the period	Residual Value at 09/30/2016	Residual Value at 12/31/2015

Other intangibles	211,196	67,883	40,614	(2,155)	(81,639)	235,899	211,196

Goodwill	40,760	10	—	—	(6,974)	33,796	40,760

TOTAL	251,956	67,893	40,614	(2,155)	(88,613)	269,695	251,956

GRUPO SUPERVIELLE S.A.

SCHEDULE IV

(Consolidated)

ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of September 30, 2016 and December 31, 2015

(Expressed in thousands of pesos)

	09/30/2016				12/31/2015
CAPTIONS	Total	Euro	Dollar	Others	Total
ASSETS
Cash and Due from Banks	1,367,390	66,675	1,223,737	76,978	1,775,819
Government and corporate securities	1,511,639	—	1,511,639	—	205,953
Loans	4,279,167	3,328	4,275,801	38	749,471
Other receivables from financial transactions	68,487	761	63,914	3,812	29,602
Receivables from financial leases	14,252	—	14,252	—	—
Unlisted equity investments	1	1	—	—	1
Miscellaneous receivables	156,881	744	156,137	—	98,767
Unallocated items	1,064	21	1,043	—	13,350
TOTAL	7,398,881	71,530	7,246,523	80,828	2,872,963

LIABILITIES
Deposits	2,917,568	49,918	2,867,650	—	1,330,637
Other liabilities from financial transactions	594,246	46,891	545,650	1,705	407,938
Miscellaneous liabilities	575	—	575	—	35
Subordinated Loan and negotiable obligations	1,345,470	—	1,345,470	—	1,125,853
Unallocated items	5,850	—	5,850	—	1,012
TOTAL	4,863,709	96,809	4,765,195	1,705	2,865,475

MEMORANDUM ACCOUNTS
DEBIT (except from Contra Items)
Contingent	2,020,329	18,765	2,001,564	—	730,700
Control	3,576,168	20,998	3,526,639	28,531	902,524
Derivatives	—	—	—	—	155,760
CREDIT (except from Contra Items)
Contingent	240,804	16,564	196,978	27,262	154,041
Derivatives	32,072	—	32,072	—	16,566
TOTAL	5,869,373	56,327	5,757,253	55,793	1,959,591

GRUPO SUPERVIELLE S.A.

SCHEDULE V

(Consolidated)

PREMISES AND EQUIPMENT AND MISCELLANEOUS ASSETS

As of September 30, 2016 and December 31, 2015

(Expressed in thousands of pesos)

	09/30/2016							12/31/2015
					Depreciations of
					the period
	Residual value at				Assigned useful		Residual value at	Residual value at
	the beginning				life		period end	fiscal year
Item	of fiscal year	Additions	Transfers	Withdrawals	years	Amount	closing	closing

PREMISES AND EQUIPMENT

Real State	25,803	1,997	5,839	(1,290)	50	(1,588)	30,761	25,803

Furniture and fittings	55,220	8,734	2,523	(15)	10	(8,136)	58,326	55,220

Machinery and equipment	97,624	69,741	93	(4,888)	5	(43,602)	118,968	97,624

Vehicles	14,508	11,570	—	(1,065)	5	(3,950)	21,063	14,508

Vehicles acquired through financial lease	319	30	—	—	—	(12)	337	319

TOTAL	193,474	92,072	8,455	(7,258)		(57,288)	229,455	193,474

MISCELLANEOUS ASSETS

Construction in progress	41,822	15,828	(43,482)	—	—	—	14,168	41,822

Advances for purchase	2,970	8,856	(822)	(9,403)	—	—	1,601	2,970

Works of Art	2,486	825	—	—	—	—	3,311	2,486

Assets taken as Guarantee for loans	337	—	—	—	—	(5)	332	337

Stationery and other supplies	11,864	25,277	—	(13,297)	—	—	23,844	11,864

Other Miscellaneous Assets	456,191	130,386	(4,769)	(140,440)	—	(5,954)	435,414	456,191

TOTAL	515,670	181,172	(49,073)	(163,140)	—	(5,959)	478,670	515,670

GRUPO SUPERVIELLE S.A.

SCHEDULE VI

(Consolidated)

CLASSIFICATION OF TOTAL CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

As of September 30, 2016 and December 31, 2015

(Expressed in thousands of pesos)

	09/30/2016	12/31/2015
COMMERCIAL PORTFOLIO

Normal situation	14.884.070	8.562.308
-With “A” Preferred Collateral and Counter-guarantees	635.350	311.791
-With “B” Preferred Collateral and Counter-guarantees	3.099.274	1.417.847
- Without Preferred Collateral nor Counter-guarantees	11.149.446	6.832.670

Subject to special monitoring	60.886	59.495
- Under Observation	60.886	58.010
-With “A” Preferred Collateral and Counter-guarantees	—	354
-With “B” Preferred Collateral and Counter-guarantees	10.144	15.517
- Without Preferred Collateral nor Counter-guarantees	50.742	42.139

- In negotiation or subject to refinancing	—	1.485
-With “A” Preferred Collateral and Counter-guarantees	—	125
-With “B” Preferred Collateral and Counter-guarantees	—	—
- Without Preferred Collateral nor Counter-guarantees	—	1.360

With problems	475	504
-With “A” Preferred Collateral and Counter-guarantees	—	—
-With “B” Preferred Collateral and Counter-guarantees	13	35
- Without Preferred Collateral nor Counter-guarantees	462	469

High risk of insolvency	27.233	51.864
-With “A” Preferred Collateral and Counter-guarantees	8	602
-With “B” Preferred Collateral and Counter-guarantees	11.385	5.959
- Without Preferred Collateral nor Counter-guarantees	15.840	45.303

Uncollectible	107	12.534
-With “A” Preferred Collateral and Counter-guarantees	—	111
-With “B” Preferred Collateral and Counter-guarantees	—	1.615
- Without Preferred Collateral nor Counter-guarantees	107	10.808

Uncollectible classified as such under regulatory requirements	—	—
-With “A” Preferred Collateral and Counter-guarantees	—	—
-With “B” Preferred Collateral and Counter-guarantees	—	—
- Without Preferred Collateral nor Counter-guarantees	—	—

TOTAL COMMERCIAL PORTFOLIO	14.972.771	8.686.705

GRUPO SUPERVIELLE S.A.

SCHEDULE VI

(Consolidated)

CLASSIFICATION OF TOTAL CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

As of September 30, 2016 and December 31, 2015

(Expressed in thousands of pesos)

	09/30/2016	12/31/2015
CONSUMER AND HOUSING PORTFOLIO

Normal situation	15,707,521	12,524,379
-With “A” Preferred Collateral and Counter-guarantees	95,777	66,695
-With “B” Preferred Collateral and Counter-guarantees	307,765	264,602
- Without Preferred Collateral nor Counter-guarantees	15,303,979	12,193,082

Low Risk	673,630	435,644
-With “A” Preferred Collateral and Counter-guarantees	2,239	1,437
-With “B” Preferred Collateral and Counter-guarantees	17,713	8,416
- Without Preferred Collateral nor Counter-guarantees	653,678	425,791

Medium Risk	472,619	271,746
-With “A” Preferred Collateral and Counter-guarantees	196	473
-With “B” Preferred Collateral and Counter-guarantees	3,578	3,032
- Without Preferred Collateral nor Counter-guarantees	468,845	268,241

High Risk	449,639	331,674
-With “A” Preferred Collateral and Counter-guarantees	147	667
-With “B” Preferred Collateral and Counter-guarantees	1,835	3,943
- Without Preferred Collateral nor Counter-guarantees	447,657	327,064

Uncollectible	25,292	43,563
-With “A” Preferred Collateral and Counter-guarantees	—	—
-With “B” Preferred Collateral and Counter-guarantees	—	1,292
- Without Preferred Collateral nor Counter-guarantees	25,292	42,271

Uncollectible classified as such under regulatory requirements	728	302
-With “A” Preferred Collateral and Counter-guarantees	—	—
-With “B” Preferred Collateral and Counter-guarantees	—	—
- Without Preferred Collateral nor Counter-guarantees	728	302

TOTAL CONSUMER AND HOUSING PORTFOLIO	17,329,428	13,607,308

TOTAL GENERAL	32,302,199	22,294,013

Schudule VI includes the classification of loans, other receivables from financial transactions included in the debtor classification regulations and receivables from financial leases, before the deduction for allowance for loan losses, using the classification system of the Argentine Central Bank in effect at year-end. Guarantees granted are not included in this schedule.

Parent Company Financial Statements

For the nine-month period ended

September 30, 2016, presented on comparative basis

GRUPO SUPERVIELLE S.A.

Unaudited Balance Sheet

As of September 30, 2016 and December 31, 2015

(Expressed in thousands of pesos)

	09/30/2016	12/31/2015
ASSETS
CURRENT ASSETS
Cash and due from banks (Notes 3.1)	4,223	3,485
Short-term investments (Schedule I)	903,100	43,720
Tax credits (Notes 3.1 y 4)	2,296	—
Other receivables (Notes 3.2 y 4)	3,670	35,965
TOTAL CURRENT ASSETS	913,289	83,170

NON-CURRENT ASSETS
Tax credits (Notes 3.2 y 4)	10,874	1,637
Other receivables (Notes 3.3 y 4)	5,265	1,211
Long-term investments (Schedule I)	5,800,478	2,917,654
Premises and equipment, net (Schedule II)	—	—
TOTAL NON-CURRENT ASSETS	5,816,617	2,920,502
TOTAL ASSETS	6,729,906	3,003,672

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Notes 3.4 and 4)	12,156	1,002
Financial indebtedness (Notes 3.5 and 4)	278,359	473,067
Taxes payables (Notes 3.6 and 4)	581	2,448
Other accounts payable (Notes 3.7 and 4)	2,452	1,402
TOTAL CURRENT LIABILITIES	293,548	477,919

NON CURRENT LIABILITIES
Financial indebtedness (Notes 3.5 and 4)	22,817	152,043
TOTAL NON-CURRENT LIABILITIES	22,817	152,043
TOTAL LIABILITIES	316,365	629,962
SHAREHOLDERS’ EQUITY	6,413,541	2,373,710
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,729,906	3,003,672

The accompanying Notes and Schedules are an integral part of these financial statements.

GRUPO SUPERVIELLE S.A.

Unaudited Memorandum Accounts

As of September 30, 2016 and December 31, 2015

(Expressed in thousands of pesos)

	09/30/2016	12/31/2015
Granted guarantees	2,500	2,510
Foreign currency forward contracts (Note 11)	—	155,760
Guarantees received from directors	60	60

The accompanying Notes and Schedules are an integral part of these financial statements.

GRUPO SUPERVIELLE S.A.

Unaudited Income Statement

For the nine-month periods ended September 30, 2016 and 2015

(Expressed in thousands of pesos)

	09/30/2016	09/30/2015
Equity in earnings of controlled companies	792,311	424,361
Administrative expenses (Note 6 and Schedule IV)	(42,360)	(18,522)
Other income, net (Note 3.9)	9,627	10,057
Financial results, net (Note 3.8)
- Generated by assets	133,285	12,527
- Generated by liabilities	(113,819)	(114,440)
Income before income tax	779,044	313,983
Income tax (Note 8)	—	—
NET INCOME FOR THE PERIOD	779,044	313,983

The accompanying Notes and Schedules are an integral part of these financial statements.

GRUPO SUPERVIELLE S.A.

Unaudited Statement of Changes in Shareholders’ Equity

For the nine-month periods ended September 30, 2016 and 2015

(Expressed in thousand of pesos)

	Owners’ contributions			Cumulative results			Total
Item	Capital stock	Paid-in capital	Sub-total	Legal reserve	Optional reserve	Retained earnings	shareholders’ equity
Balances as of December 31, 2014	124,485	91,543	216,028	24,897	1,103,141	362,920	1,706,986
Profit distribution as approved by general shareholders’ meeting dated April 30, 2015:
- Optional reserve					355,535	(355,535)	—
- Dividends paid						(7,385)	(7,385)
Net income for the period						313,983	313,983
Balances as of September 30, 2015	124.485	91.543	216.028	24.897	1.458.676	313.983	2.013.584

	Owners’ contributions			Cumulative results			Total
Item	Capital stock	Paid-in capital	Sub-total	Legal reserve	Optional reserve	Retained earnings	shareholders’ equity
Balances as of December 31, 2015	248,970	91,543	340,513	24,897	1,334,191	674,109	2,373,710
Profit distribution as approved by general shareholders’ meeting dated April 19, 2016:
- Legal reserve				24,897		(24,897)	—
- Optional reserve					624,050	(624,050)	—
- Dividends paid						(25,162)	(25,162)
Capital increase	114,807	3,171,142	3,285,949				3,285,949
Net income for the period						779,044	779,044
Balances as of September 30, 2016	363,777	3,262,685	3,626,462	49,794	1,958,241	779,044	6,413,541

The accompanying Notes and Schedules are an integral part of these financial statements.

GRUPO SUPERVIELLE S.A.

Unaudited Statement of Cash Flow (Note 12)

For the nine-month periods ended on September 30, 2016 and 2015

(Expressed in thousand of pesos)

	09/30/2016	09/30/2015
CHANGES IN CASH
Cash and cash equivalents at the beginning of the year	22,042	1,657
Cash and cash equivalents at the end of the period (Note 12)	907,323	107,782
Net increase in cash and its equivalents	885,281	106,125

Cash flow from operating activities
Operating expenses paid	(44,335)	(20,930)
Dividends received	139,859	21,850
Other operating income received / (expenses paid)	65,826	(7,657)
Net cash provided by / (used in) operating activities	161,350	(6,737)
Cash flow from investing activities
Net collections related to premises and equipment	—	190
Proceeds from sales of subsidiaries	932	1,824
Investments in subsidiaries	(2,248,250)	(28,355)
Net cash used in investing activities	(2,247,318)	(26,341)
Cash flow from financing activities
Net cash (used in) / provided by loans and negotiable obligation	(437,753)	134,906
Capital increase	3,303,827	—
Dividends paid	(25,162)	(7,385)
Net cash provided by financing activities	2,840,912	127,521
Net financial income from holdings of cash and cash equivalents	130,337	11,682
Net increase in cash and its equivalents	885,281	106,125

The accompanying Notes and Schedules are an integral part of these financial statements.

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of September 30, 2016 presented on comparative basis

(Expressed in thousands of pesos)

1.              BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

1.1.   Preparation of Financial Statements

These financial statements are expressed in Argentine pesos, and have been prepared in accordance with disclosure and valuation accounting standards set by Technical Pronouncements issued by the Argentine Federation of Economy Sciences Professional Councils, passed by the Economy Sciences Professional Council of the Autonomous City of Buenos Aires, in line with provisions set forth by the National Securities Commission, Title IV, Chapter I, Section I, Article 2, on accounting standards applied by Banco Supervielle S.A’s and Cordial Compañía Financiera S.A.’s subsidiaries.

1.2.   Recognition of the effects of inflation

The Group’s financial statements recorded changes in its currency purchasing power as of August 31, 1995. As from such date and until December 31, 2001, the inflation adjustment of financial statements was interrupted as a result of a currency stability period. From January 1, 2002 to March 1, 2003, inflation effects were recorded once again as a result of a new inflation period, having interrupted the inflation adjustment as from said date, pursuant to Decree N° 664/03 issued by the National Executive Power (NEP) and valid professional accounting standards applicable in such moment.

Argentine professional accounting standards establish that financial statements shall be drawn up including changes in the currency purchasing power pursuant to Technical Pronouncements (T.P.) N° 6 y N° 17, with amendments included by T.P. N° 39 and Interpretation N° 8, standards issued by the Argentine Economy Sciences Professional Council. Pursuant to such standards, the application of inflation adjustments shall become effective within an inflation context, which is featured, among other things, by the existence of an accrued inflation rate over a three-year period or exceeding the 100%, to which ends, the Internal Whole Sale Price Index released by the National Statistics and Census Institute shall be considered. Once such rate is reached, all relevant financial statements shall be re-expressed as from the moment in which such adjustment was interrupted.

As of September 30, 2016, its not possible to determine the compounded rate of inflation for the three year period ended on such date, based on official statistics from the Statistics and Census National Institute (“INDEC”), because between October 2015 and January 2016, this agency discontinued the Internal Wholesale Price Index publication.

On January 8, 2016, Executive Branch issued Decree No. 55/2016 declaring a state of administrative emergency with respect to the national statistical system and the INDEC until December 31, 2016.  During this state of emergency, the INDEC has suspended and will suspend publication of certain statistical data until it completes a reorganization of its technical and administrative structure capable of producing sufficient and reliable statistical information.

As of balance sheet date, management evaluated that within this environment, the inflation threshold set by Argentine professional accounting standards, had not been reached, and in consequence, no inflation adjustment has been applied to Financial Statements.

However, in the recent past years, certain macroeconomic indicators have suffered significant fluctuations, a fact that must be considered when assessing and interpreting the financial condition and performance as shown in these Financial Statements.

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of September 30, 2016 presented on comparative basis

(Expressed in thousands of pesos)

1.3.   Comparative information

Balances as of December 31, 2015 and over the nine-month period ended on September 30, 2015, disclosed in these financial statements to comparative purposes result from financial statements as of such dates.

1.4.   Use of estimates

The preparation of financial statements as of certain date requires the Group’s Management to carry out estimates and evaluations that affect the amount of recorded assets and liabilities and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded in the fiscal year. The Group’s management prepares estimates that enable it to calculate at a certain moment, for example, provisions for uncollectable debtors, recoverable value of assets, income tax burden and contingency provisions. Real future results might differ from estimates and evaluations carried out at the date of preparation of these financial statements.

2.              MAIN VALUATION CRITERIA

2.1.   Assets and liabilities to be settled in pesos

Assets and liabilities pending settlement in pesos are stated at their nominal values, contemplating, where applicable, interest and components accrued at the end of each fiscal year, which were expensed against income for each fiscal year. As for receivable and payable balances without related interest rate or without financial set-off, they have been kept at their nominal values which not differ significantly from discounted values.

The receivable originated by the sale of Adval S. A. have been discounted applying the market rate utilized for similar operations.

2.2.   Assets and liabilities to be settled in foreign currency

Assets and liabilities in foreign currency were recorded at the applicable rates of exchange in force at the close of operations on the last business day of each fiscal year/period, and, when applicable, accrued interests and financial components were recorded as of such dates, being expensed against income for each period. As for receivable and payable balances without related interest rate or without financial set-off, they have been kept at their nominal values which not differ significantly from discounted values. Exchange rate differences were expensed against income for each period.

2.3.   Investments

Short-term investments

Argentine Government Securities: As of September 30, 2016 the Group did not record any holding. As of December 31, 2015, investments have been valued at market value as at the last business day of the fiscal year.

Mutual Fund Investments: As of September 30, 2016, and December 31, 2015 such investments were valued at the unit price in force on the last business day of the period/year.

Long-term investments

As of September 30, 2016 and December 31 2015, shares in Banco Supervielle S. A. and Cordial Compañía Financiera S.A. have been valued applying the equity method over financial statements on such dates. These financial statements have been drawn up pursuant to accounting standards set by the Argentine Central Bank, which differ from professional accounting standards in certain respects mentioned in Note 4 on the consolidated financial statements.

Supervielle Seguros S.A’s financial statements have been drawn up pursuant to accounting standards set by National Insurance Superintendence, which differ in fiscal year closing date, which is June 30 of each year, and in certain respects from professional accounting standards. Shares in Supervielle Seguros S.A. as of September

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of September 30, 2016 presented on comparative basis

(Expressed in thousands of pesos)

30, 2016 and December 31, 2015 have been valued applying the equity method over financial statements over the same period regarding Grupo Supervielle S.A.’s financial statements.

As of September 30, 2016 and December 31, 2015, shares in Sofital S.A.F.e I.I., Cordial Microfinanzas S.A, Supervielle Asset Management S.A. Sociedad Gerente de F.C.I, Tarjeta Automática S.A. and Espacio Cordial de Servicios S.A. have been valued applying the equity method over financial statements on such dates (See Note 6).

Financial statements of Banco Supervielle SA, Cordial Compañía Financiera S.A., Sofital S.A.F.e I.I., Cordial Microfinanzas S.A., Supervielle Asset Management S.A.S.G.F.C.I, Tarjeta Automática S.A. and Espacio Cordial de Servicios S.A. utilized for the calculation of their respective proportional shareholders’ equity value cover the same period regarding the Group’s financial statements.

2.4.   Intangible Assets

Goodwill:

As of September 30, 2016 and December 31, 2015 goodwill has been valued at cost. Goodwill is amortized by applying a straight-line method, as from its inclusion in the Group’s Shareholders’’ equity according to its assigned useful life.

This item includes the excess of the acquisition cost over the value assigned to the 5% of shares in Cordial Compañía Financiera S.A. and the 95% of shares in Supervielle Seguros S.A.

2.5.   Premises and equipment

As of September 30, 2016 and December 31, 2015, fixed assets were fully depreciated.

2.6.   Other receivables and liabilities

Receivables and liabilities have been valued at their nominal value plus financial results accrued as of each fiscal year closing. Such resulting values do not differ significantly from those recorded by applying existing accounting standards, which establish that they are to be valued at their best possible estimated receivable or payable amount, respectively, discounted by utilizing a certain rate that shows the time value of the money and specific risks involved in the estimated operation at the moment of its inclusion in assets and liabilities respectively.

Banking and financial debts have been valued in accordance with the amount of money received, net of transaction costs, plus accrued financial results based on the return interest rate estimated upon initial recognition.

2.7.   Shareholders’ equity

Accounts included in this item are re-expressed in a uniform currency, pursuant to specifications set forth in Note 1.2, except from “Capital Stock”, which has been kept at its nominal value. The adjustment resulting from such re-expression was capitalized on June 8, 2009.

The paid-in capital increase is net of expenses related to the Company’s initial public offering.

2.8.   Profit and Loss Accounts

Profit and loss accounts were stated in nominal currency, except for charges for results produced by permanent investments in companies, which were determined — as from their inclusion date — following the proportional net worth value method applied on the issuers’ last financial statements as of period closing.

2.9.   Cash Flow

Total cash in “Cash and due from banks” and “Investments”, with residual term not exceeding 90 days are considered cash and cash equivalents.

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of September 30, 2016 presented on comparative basis

(Expressed in thousands of pesos)

3.              BREAKDOWN OF MAIN ITEMS OF BALANCE SHEET AND INCOME STATEMENT

	09/30/2016	12/31/2015
3.1 Cash and due from banks:
Petty cash	3	2
Banco Supervielle S.A. current account in pesos	840	3,314
Banco Galicia S.A. current account in pesos	—	1
Banco de Servicios y Transacciones S.A. current account in pesos	17	21
Banco Meridian	2	3
Banco Itaú	—	3
Exprinter International Bank (Schedule III)	74	129
JP Morgan Chase Bank (Schedule III)	3,287	12
	4,223	3,485

3.2 Tax credits:
Current:
Turnover tax credit	2,296	—
	2,296	—

Non-current:
Income Tax Withholdings	9,322	1,634
Income Tax credit balance	1,545	3
Minimum Presumed Income Tax	2,869	1,705
Law 25.413- Banking transfers tax	9,912	3,652
Less: allowances	(12,774)	(5,357)
	10,874	1,637

3.3 Other receivables:
Current:
Service Debtors	369	535
Receivable from the sale of stock	768	1,057
Receivable amounts from forward operations in foreign currency	—	34,175
Insurance prepaid	2,525	—
Payroll advances	8	198
	3,670	35,965

Non-Current:
Receivable from the sale of stock	1,056	1,211
Insurance prepaid	4,209	—
	5,265	1,211

3.4 Trade accounts payable:
Current:
Providers	642	390
Provision for negotiable obligation issuance expenses	13	612
Provision for initial public offering expenses	11,501	—
	12,156	1,002
3.5 Financial indebtedness:
Current:
Negotiable Obligations	278,353	473,067
Overdraft with Banco Supervielle S.A.	6
	278,359	473,067

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of September 30, 2016 presented on comparative basis

(Expressed in thousands of pesos)

	09/30/2016	12/31/2015
Non-Current:
Negotiable Obligations	22,817	152,043
	22,817	152,043

3.6 Taxes payable:
Current:
Payable VAT	—	255
Payable Turnover Tax	479	2,078
Payable Income Tax Withholding	102	115
	581	2,448

3.7 Other accounts payable:
Current:
Payable salaries and bonuses	2,452	1,402
	2,452	1,402

	09/30/2016	09/30/2015
3.8 Financial results
Generated by assets
Exchange rate difference	31,126	6
Results from mutual fund holding	99,211	11,668
Results from Government Securities holding	23	8
Financial results from the sale of stock	505	845
Results from forward operations in foreign currency (Note 11)	2,420	—
	133,285	12,527

Generated by liabilities
Exchange rate difference	(52)	(3)
Financial debt interest	(106,607)	(108,932)
Argentine financial institutions’ financing interest	(7,160)	(1,736)
Results from forward operations in foreign currency (Note 11)	—	(3,769)
	(113,819)	(114,440)

3.9 Other income and expenses
Subsidiaries’ advisory fees (Note 10)	19,971	17,075
Royalties charged on subsidiaries (Note 10)	3,200	1,925
Third parties’ advisory fees (Note 10)	1,276	240
Other income	4,440	178
Personal assets tax	(11,843)	(8,427)
Tax credit provision	(7,417)	(934)
	9,627	10,057

4.              LOAN AND DEBT ESTIMATED TERMS

The composition of loans and debts in accordance with collection or payment estimated terms and interest rate accrued as of September 30, 2016 is as follows:

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of September 30, 2016 presented on comparative basis

(Expressed in thousands of pesos)

	Tax credits	Other receivables	Trade accounts payable	Financial indebtedness	Taxes payables	Other accounts payable
To mature:
1st, Quarter	2,296	1,258	12,156	148,859	581	2,452
2nd, Quarter	—	854	—	129,500	—	—
3rd, Quarter	—	733	—	—	—	—
4th, Quarter	—	825	—	—	—	—
Over a year	10,874	5,265	—	22,817	—	—
Subtotal to mature:	13,170	8,935	12,156	301,176	581	2,452
Matured term	—	—		—	—	—
Total	13,170	8,935	12,156	301,176	581	2,452
At fixed rate	—	1,823	—	6	—	140
At floating rate	—	—	—	289,962	—	—
Do not accrue interest	13,170	7,112	12,156	11,208	581	2,312
Total	13,170	8,935	12,156	301,176	581	2,452

5.              RESTRICTED ASSETS

As of September 30, 2016 and December 31, 2015, the Group does not hold restricted assets.

6.              COMPANIES UNDER SECT. 33 OF CORPORATE LAW No. 19,550 AND OTHER RELATED COMPANIES

As of September 30, 2016 and December 31, 2015, corporations where Grupo Supervielle S.A. holds direct or indirect shares, and with which it consolidates its financial statements:

				Direct interest in Capital Stock		Direct and indirect interest in Capital Stock
Company	Condition	Legal Address	Main Activity	09/30/2016	12/31/2015	09/30/2016		12/31/2015
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434, CABA	Commercial Bank	96.23%	94.73%	98.13	% (1)	97.39	% (1)
Cordial Compañía Financiera S.A.	Controlled	Reconquista 320, CABA.	Financial Company	5.00%	5.00%	98.23%		97.52%
Tarjeta Automática S.A. (2)	Controlled	Bartolomé Mitre 434, 5º Piso, Ala Este, CABA	Credit Card	87.50%	87.50%	99.77%		99.68%
Supervielle Asset Management S.A. SGFCI	Controlled	Bartolomé Mitre 434, 3° Piso, Ala Este, CABA	MTF Managing Agent	95.00%	95.00%	99.75%		99.75%
Cordial Microfinanzas S.A. (2)	Controlled	Reconquista 320,1° Piso, CABA	Micro-finances	87.50%	87.50%	99.77%		99.67%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434, 4° piso, CABA	Financial operations and administration of securities	95.03%	95.03%	95.03%		95.03%
Espacio Cordial de Servicios S.A.	Controlled	San Martín 719, 1° Piso, Ciudad de Mendoza	Trading of products and services	95.00%	95.00%	99.75%		99.75%
Supervielle Seguros S.A	Controlled	Reconquista 320, 1° Piso, CABA	Insurance Company	95.00%	95.00%	99.75%		99.75%

(1)                 Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle votes amounts to 97.36% as of 09/30/16 and 12/31/15.

(2)                 Interest in Cordial Microfinanzas S.A. and Tarjeta Automática S.A. were made effective within the framework of standards for Complementary Services of the Financial Activity set by the Argentine Central Bank, through Communication “A” 5700, which modified Computable Equity Responsibility by requiring interest deductions in credit, debit card issuers and similar products, with gradual application as from June 2015.

On November 9, 2012, the Group placed an offer to Banco Supervielle S.A. for the acquisition of rights resulting from irrevocable contributions on account of future capital stock increases made by Banco Supervielle S.A. in Viñas del Monte S.A., corporation in which Grupo Supervielle already held a 1% shares over its capital stock.

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of September 30, 2016 presented on comparative basis

(Expressed in thousands of pesos)

Later, on November 14, 2012, the transfer of rights was made effective and the Group paid an agreed upon price of 4,520. On March 6, 2014, Viñas del Monte S.A. capitalized said amount, which is pending of registration before the Legal Persons Authority of Mendoza Province.

On September 24, 2015, Grupo Supervielle S.A. and Sofital S.A. made capital contributions in Viñas del Monte S.A., for an amount equivalent to 3,530 and 470, respectively. Upon the approval of such capital increase, the Entity will record 94.80% capital holding in Viñas del Monte S.A.

On June 30, 2015, Grupo Supervielle S.A. made capital contributions in Espacio Cordial de Servicios S.A. and Cordial Microfinanzas S.A., for an amount equivalent to 15,200 and 9,625, thus producing final holding for the Group of 12,219,472 and 1,273 ordinary, nominative non-endorsable shares, respectively.

On April 29, 2016, Grupo Supervielle S.A. and Banco Supervielle S.A. made an irrevocable capital contribution in advance of future capital increases to Cordial Compañia Financiera for an amount of 1,250 and 23,750 respectively.

On May 31, 2016 and June 3, 2016, Grupo Supervielle S.A. made an irrevocable capital contribution in advance of future capital increases to Banco Superveille for an amount of 1,453,000 y 780,000 respectively.

On May 31, 2016 and June 16, 2016, Grupo Supervielle S.A. made an irrevocable capital contribution in advance of future capital increases to Cordial Compañía Financiera for an amount of 7,000 each.

The following describes Controlled Companies’ Shareholders’ equity and Results:

As of September 30, 2016 – In thousands of pesos

Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A.	40,483,807	35,006,974	5,476,833	531,223
Cordial Compañía Financiera S.A.	4,018,887	3,406,909	611,978	23,005
Tarjeta Automática S.A.	138,857	125,293	13,564	(5,638)
Supervielle Asset Management S.A.	83,890	28,798	55,092	53,148
Cordial Microfinanzas S.A.	202,647	169,003	33,644	5,460
Sofital S.A. F. e I.I.	129,616	1,216	128,400	28,440
Espacio Cordial de Servicios S.A.	225,130	150,751	74,379	28,896
Supervielle Seguros S.A.	464,483	226,360	238,123	78,414

As of December 31, 2015 – In thousands of pesos

Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A.	30,068,301	27,355,691	2,712,610	617,448
Cordial Compañía Financiera S.A.	2,741,621	2,457,647	283,974	58,985
Tarjeta Automática S.A.	214,735	195,533	19,202	118
Supervielle Asset Management S.A.	81,803	15,311	66,492	81,803
Cordial Microfinanzas S.A.	163,600	135,417	28,183	2,706
Sofital S.A. F. e I.I.	88,508	412	88,096	27,102
Espacio Cordial de Servicios S.A.	253,189	162,705	90,484	61,663
Supervielle Seguros S.A.	149,102	71,448	77,654	39,591

As of September 30, 2016 and December 31, 2015, balances and results with Grupo Supervielle S.A’s controlled are as follows:

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of September 30, 2016 presented on comparative basis

(Expressed in thousands of pesos)

Assets	09/30/2016	12/31/2015
Current Assets
Cash and due from banks
Banco Supervielle S.A. Current Account in pesos	840	3,314
	840	3,314
Other receivables
Cordial Microfinanzas S.A.	—	50
Sofital S.A.	—	61
Cordial Compañía Financiera S.A.	—	409
Viñas del Monte S.A.	25	15
	25	535
Trade account payables
Banco Supervielle S.A.	344	101
	344	101

Results	09/30/2016	09/30/2015
Other Income
Banco Supervielle S.A.	17,100	14,850
Cordial Microfinanzas S.A.	566	259
Sofital S.A.F.e I.I.	45	45
Supervielle Asset Management S.A.	306	238
Tarjeta Automática S.A.	99	216
Viñas del Monte S.A.	9	9
Cordial Compañía Financiera S.A.	4,551	2,979
Espacio Cordial de Servicios S.A.	495	404
	23,171	19,000

Administrative expenses
Rent — Banco Supervielle S.A.	983	(621)
Bank expenses — Banco Supervielle S.A.	169	(7)
Legal and accounting consultancy services	280	—
	1,432	(628)
Financial Results
Generated by Liabilities
Negotiable Obligations Issuance Commission— Banco Supervielle S.A.	(378)	(1,493)
Interest paid in advance in current account— Banco Supervielle S.A.	(7,159)	(1,736)
	(7,537)	(3,229)

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of September 30, 2016 presented on comparative basis

(Expressed in thousands of pesos)

7.              GRANTED GUARANTEES

On September 20, 2010, Cordial Microfinanzas S.A. entered into a financing agreement with FONCAP S.A., by means of which Grupo Supervielle is guarantor of a total amount of 1,000.

On January 2, 2013, Cordial Microfinanzas S.A. was granted a financial loan by Banco Santander Río for a total amount of 1,500, where Grupo Supervielle S.A. acted as joint guarantor and main payer of the obligation moneys of the first in favor of the second.

8.              INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Group recognizes income tax pursuant to the deferred tax method; thus recognizing temporary differences between accounting and tax assets and liabilities measurements. In order to determine deferred assets and liabilities, identified temporary differences and tax losses have been applied the tax rate expected to be in force upon their reversal or utilization, pursuant to legal standards in force upon these financial statements issuance date.

The following is the conciliation between the tax applied on results as of September 30, 2016 and 2015 and the one to be produced after applying the relevant tax rate on the accounting result (Before the tax):

	09/30/2016	09/30/2015
Income before income tax	779,044	313,983
Tax Rate in Force	35%	35%
Income before income tax at tax rate	272,665	109,894
Permanent differences (at tax rate):
Result of equity investments	(277,421)	(148,639)
Non deductible amortizations	112	112
Tax loss carryforward for the period (*)	(4,644)	(38,633)

(*)The Group has not recognized the asset from the tax loss as it is considered that such loss will not be compensated with future taxable income.

Additionally, minimum presumed income tax is determined by applying the 1% tax over computable assets as of fiscal year closing. This tax complements income tax.

The Group’s tax obligation in the fiscal year will coincide with the highest amount of both taxes. However, if, in a fiscal year, the minimum presumed income tax exceeds income tax, such excess may be recorded as a down-payment of any income tax excess over the minimum presumed income tax that might be produced in any of the following ten fiscal years.

9.              CAPITAL STOCK

As of September 30, 2016 the corporate capital stock is the following:

Capital Stock	Nominal Value	Approved by
Capital stock as of 12/31/2013, and 12/31/2014	124,485	-
Increase in Capital Stock	124,485	Shareholders’ meeting held on October 7, 2015
Capital stock as of 12/31/2015	248,970	-
Increase in Capital Stock	114,807	Shareholders’ meeting held on October 7, 2015 and minutes of subdelegados on May 18 and 24, 2016
Capital stock as of 09/30/2016	363,777	-

Pursuant to the Corporate By-law, any share transfer or event enabling any changes in its condition or alterations in its stock holding structure shall be informed to the Argentine Central Bank.

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of September 30, 2016 presented on comparative basis

(Expressed in thousands of pesos)

On December 27, 2012, the Group’s Shareholders’ General Meeting decided to convert 1,600,000 class B ordinary shares on equal number of preferred shares that accounted for the 1.2853% of the Group’s capital stock. Preferred shares enable a non-cumulative preferred dividend of $2 (two pesos) per share, adjustable by Badlar rate informed by the Argentine Central Bank as of December 31 of each year. Preferred shares may be redeemed by the Group, prior to the Shareholders’ Meeting decision.

On October 7, 2015, the Group’s General Assembly Meeting passed a 124,485 capital stock increase through the issuance of 63,369,094 Class A ordinary shares for a nominal value of $1; 59,516,170 Class B ordinary shares for a nominal value of $1 and 1,600,000 preferred shares. Over the course of such Meeting, it was also decided to modify the issuance conditions of preferred shares, granted the holder the option to convert such shares in the same number of Class B ordinary shares. Said option was finally exercised by its holder and informed to the Group on January 5, 2016, thus settling 3,200,000 preferred shares and issuing the same number of Class B ordinary shares at a nominal value of $1.

Moreover, aforementioned shareholders’ meeting, decided to ask for authorization to make an initial public offering of Class B shares, for its listing and trading on markets regulated by the Mercado de Valores de Buenos Aires S.A., the United States Securities and Exchange Commission, and a capital increase for up to 96,000,000 new class B ordinary shares to be offered. Notwithstanding that, a capital increase for up to 192,000,000 shares was approved.

The public offering in Argentina was authorized by the National Securities Commission by means of Resolution Number. 18,023 dated April 14, 2016, and amended by Resolution Number 18,033 dated April 21, 2016.

The public bid of ordinary shares ende don May 18, 2016. 127,500,077 ordinary shares were assigned, and delivered by issuing 95,682,077 new class B shares and by 31,818,000 shares sold by existing shareholders of the Company, all shares with a nominal value of Ps. 1.00 and one vote per share. The price was set at USD 2.20 per share, or USD 11.00 per American Depositary Share (ADS), whith each ADS representing 5 shares.

Moreover, as of May 26, 2016, the international underwriters excersiced the over allotment option for 19,125,010 class B ordinary shares of nominal value Ps. 1.00 each and one vote per share, which were issued on May 27, 2016.

The issuance of new class B ordinary shares for 95,682,077 and 19,125,010 makes a total capital increase of 114,807,087.

Since that date, the Company’s capital stock is represented by 126,738,188 ordinary class A shares, of nominal value Ps. 1.00 and 5 votes per share, and 237,039,427 ordinary class B shares, of nominal value Ps. 1.00 and 1 vote per share.

10.       GROUP’S REVENUES

Grupo Supervielle S.A.’s main activity is the investment in other companies. Its earnings come mainly from dividends received from said companies and from income generated by financial assets. In relation to dividends received, there are certain restrictions to the distribution of dividends in some subsidiaries, disclosed on Note 6 to the consolidated financial statements.

On December 1, 2008 and January 16, 2010, the Group entered into, with Banco Supervielle S.A., a professional service contract by means of which the Group commits itself to rendering financial, strategic and commercial advisory services aimed at the search and generation of new business and the expansion of existing ones. Additionally, the Group entered into similar agreements with Tarjeta Automática S.A., Cordial Microfinanzas S.A., Adval S.A., Supervielle Asset Management S.A., Sofital S.A.F. e I.I. and Viñas del Monte S.A, in force as from January 1, 2009 and with Cordial Compañía Financiera S.A. in force as from August 1, 2011 and with Espacio Cordial de Servicios S.A. on December 26, 2013. As of September 30, 2016, an September 30,2015 incomes resulting from such advisory services amounted to 19,971 and 11,383 respectively.

In 2013, the Group and Espacio Cordial de Servicios S.A., Cordial Compañía Financiera S.A. and Cordial Microfinanzas S.A. entered into agreements aimed at the granting of licenses for the utilization of certain brands on behalf of the Group, with the purpose of promoting the commercialization of products and services rendered by the

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of September 30, 2016 presented on comparative basis

(Expressed in thousands of pesos)

already mentioned companies. Such agreements account for incomes for 3,199 y de 1,925 for the Group as of September 30, 2016 and September 30, 2015, respectively.

On May 26, 2014, the Group entered into a call center service agreement with CAT Technologies Argentina S.A. for an unspecified term. Recorded incomes as of September 30, 2016 and 2015 amounted to 1,276 and 240, respectively.

11.       DERIVATIVES

As of September 30, 2016 no operations underway related to this type of derivatives are recorded.

As of December 31, 2015 the following balances for operations related to derivative financial instruments are recorded:

Contract Maturity	Type of Contract	Amount USD	Total in National Currency
Total as of September 30, 2016		—	—
Total as of December 31, 2015		11,000	155,760

Net results derived from derivative instruments for the nine-month periods ended September 30, 2016 and 2015 were a gain of 2,420 and a loss of 3,769 respectively.

12.       STATEMENT OF CASH FLOW

Total cash in Cash and due from banks and Investments, not exceeding 90 days recorded are considered cash and equivalent of cash as specified below:

	09/30/2016	09/30/2015
Cash and due from Banks	4,223	1,226
Short term Investments	903,100	106,556
Cash and cash equivalents	907,323	107,782

Conciliation between balances of Balance Sheet and items considered Cash and cash equivalents:

Items	09/30/2016	09/30/2015
Cash and due from banks
As per Balance Sheet	4,223	1,226
As per Statement of Cash Flow	4,223	1,226
Short-term investments
As per Balance Sheet	903,100	106,556
As per Statement of Cash Flow	903,100	106,556

13.       ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The National Securities Commission (NSC), through Rulings 562/09 and 576/10, set the application of Technical Pronouncement N° 26 issued by the Argentine Federation of Professional Councils of Economic Sciences, which adopts, for certain entities included in the public offering regime set by Law N° 17.811, either given their capital stock or their negotiable obligations, or the fact that they have requested authorization to be included in said regime, International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (IASB”).

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of September 30, 2016 presented on comparative basis

(Expressed in thousands of pesos)

On September 23, 2010, the Group’s Board passed the specific implementation plan. It is worth to be mentioned that Technical Pronouncement N° 26 issued by F.A.C.P.C. E. exempts the mandatory application of IFRS in entities for which, even when negotiable securities either for their capital stock or their negotiable obligations are contained in the Public Offering Regime, the National Securities Commission decides to accept accounting criteria of other regulating or control entities, such as Groups included in Financial Entities Law and insurance companies.

Later, Ruling 585/11 issued by the National Securities Commission established that issuers, whose main assets are made up by investments in financial entities or insurance companies, are exempted from filing their Financial Statements pursuant to IFRS and may decide on such statements filling by following provisions set by the Argentine Central Bank and the National Insurance Superintendence respectively.

As for the aforementioned requirements set by General Ruling N° 595/11 issued by the National Securities Commission, included in Article 2, Chapter I, Section I, Title IV of the regulation issued by the National Securities Commission, the following was been specified:

•                 Grupo Supervielle S.A.’s corporate object is, exclusively, aimed at carrying out financial and investment activities;

•                 investments in financial entities account for the 81.74% of Grupo Supervielle S.A.’s assets, which, in turn, account for the Group’s main assets;

•                 Grupo Supervielle S.A.’s 80.26% of incomes stem from its share in subsidiary financial entities’ results;

•                 Grupo Supervielle S.A. holds direct and indirect share in Banco Supervielle S.A.’s 97.39% capital stock, Cordial Compañía Financiera S.A.’s 97.52% capital stock and Supervielle Seguros S.A.’s 99.75% capital stock  resulting in the Group’s control in said entities.

On February 12, 2014, the Argentine Central Bank, through Communication “A” 5541, disclosed that the roadmap for the convergence of the reporting and accounting regime towards International Financial Reporting Standards (IFRS) for entities under supervision, among which Banco Supervielle S.A. and Cordial Compañía Financiera S.A. are included. Such plan sets a certain number of compliance steps to be taken by Entities with the purpose of completing the final convergence towards IFRS as from fiscal year to begin on January 1, 2018. In turn, pursuant to Communication “A” 5635, entities shall file their own Implementation Plan for convergence towards IFRS before the Argentine Central Bank on a 6-month-term basis having recording the first deadline on March 31, 2015.

As of these financial statements issuance, Banco Supervielle S.A. and Cordial Compañía Financiera S.A. carried out a general training program targeted to the personnel directly or indirectly related to the preparation of financial statements under IFRS. Such training program included the introduction to the conceptual framework of such standards, an analysis of such standards and their comparison with accounting standards set by the Argentine Central Bank.

Both Entities had concluded the initial accounting diagnosis process, which allowed them to identify the main items related to the processes subject to substantial changes in applying IFRS. As a conclusion of this process, they obtained information about the effects of those changes related to valuation and disclosure, which allowed them to elaborate reconciliations of assets and liabilities required by the Argentine Central Bank.

As of the date of these Financial Statements, Banco Supervielle S.A. and Cordial Compañía Financiera S.A. developed a training program for employees involved directly or indirectly in the preparation of Financial Statements under IFRS. Such program included the IFRS Framework, a general view of IAS and IFRS in effect, and a comparative analysis with Argentine Banking GAAP. The Company also started to work in coordination with its other subsidiaries in order to comply with the same execution timeline.

GRUPO SUPERVIELLE S.A.

Notes to the unaudited Financial Statements

As of September 30, 2016 presented on comparative basis

(Expressed in thousands of pesos)

14.       EARNINGS PER SHARE

The following is the earning per share composition for the nine-month periods ended September 30, 2016 and 2015:

	09/30/2016	09/30/2015
Net income for the period	779,044	313,983
Weighted average of issued common shares	305,071	122,885
Weighted average of diluted common shares	305,117	122,885
Earnings per common share (pesos per share):
- Basic	2.55	2.54
- Diluted	2.55	2.54

GRUPO SUPERVIELLE S.A.

SCHEDULE I

Long-term investments

As of September 30, 2016 and December 31, 2015

(Expressed in thousands of pesos)

		Market		Issuer’s information as of September 30, 2016
	Class	Value / Nominal	Number	Main Activity	Capital Stock	Shareholders’ equity	Book value at 09/ 30/2016	Book value at 12/31/2015
Short-term investments:
Mutual Funds	Premier Renta Plus in plesos Class A	4.62	134,763	—			623,229	—
Mutual Funds	Premier Renta Fija Ahorro class A	13.65	20,506	—			279,871	12,550
Mutual Funds	Fondo Premier Renta CP in pesos class A	4.33	1,387	—			—	6,000
Mutual Funds	Goal Capital Plus	3.94	2	—			—	7
Government Securities	Boden Sovereign Bond	—	—	—	—	—	—	25,163
Total short-term investments							903,100	43,720
Long-term investments:
Art, 33 Corporate Law N° 19.550:
Banco Supervielle S.A.	Ord.	1	614,219,791	Commercial Bank	638,283	5,476,833	5,247,288	2,545,306
Cordial Compañía Financiera S.A.	Ord.	1	3,649,782	Financial Company	72,996	611,979	30,589	14,185
	Goodwill	—					1,218	1,407
Sofital SAFeII	Ord.	1	13,182,230	Financial operations and administration of securities	13,871	128,400	121,566	83,037
Tarjeta Automática S.A.	Ord.	1	3,341,618	Promotion, spreading, creation, purchase-sale, professional services and other activities related with the creation and functioning of credit, debit and similar cards for the acquisition of all type of goods, products, services, or other type, processing clients’ accounts. Clearing and/or compensation among clients, and/or adhered entities and/or admitted in the system.	3,819	13,564	11,868	16,801
Supervielle Asset Management Soc Gte de FCI	Ord.	1	317,003	Mutual Fund Management	334	55,093	52,338	63,168
Cordial Microfinanzas S.A.	Ord.	1	12,219,472	Technical and financial assistance of productive projects developed by partner groups, family start-ups, recovered companies and small start-ups.	13,965	33,643	29,438	24,660
Espacio Cordial de Servicios S.A.	Ord.	1000	1,273	Commercialization of products and services	1,340	74,380	70,661	85,959
Supervielle Seguros S.A.	Ord	10	1,393,391	Insurance company	14,667	238,123	226,284	73,771
	Goodwill	—					1,173	1,305
Viñas del Monte S.A.	Ord	10	904,142	Agro-industry— Vine Crops	954	5,438	8,055	8,055
Total long-term investments							5,800,478	2,917,654

GRUPO SUPERVIELLE S.A.

SCHEDULE II

Premises and Equipment

As of September 30, 2016 and December 31, 2015

(Expressed in thousands of pesos)

	Initial Value				Amortization
Item	Value at the beginning of fiscal year	Increases	Withdrawals	Value at year closing	Accrued at the beginning of fiscal year	Aliquot	Withdrawals	Of the period / year	Accrued at period/year end	As of period/year end
Automobiles	—	—	—	—	—	—	—	—	—	—
Total as of September 30, 2016	—	—	—	—	—	—	—	—	—	—
Total as of December 31, 2015	150	—	(150)	—	120	—	(138)	18	—	—

GRUPO SUPERVIELLE S.A.

SCHEDULE III

Assets and Liabilities in foreign currency

As of September 30, 2016 and December 31, 2015

(Expressed in thousands of pesos)

		09/30/2016			12/31/2015
		Class and amount of foreign currency (in thousands of dollars)	Market value (in pesos)	Amount in Argentine currency and recorded amount	Amount in Argentine currency and recorded amount

ASSETS
Current assets
Cash and due from banks
JP Morgan Chase Bank S.A	USD	215	15.2633	3,287	12
Exprinter International Bank	USD	5	15.2633	74	129

Short-term investments
BONAD 2017	USD	—	—	—	19,593
BONAD 2018	USD	—	—	—	5,570
Total current assets		220		3,361	25.304

TOTAL ASSETS		220		3,361	25.304

LIABILITIES
Current liabilities
Trade accounts payables
Providers	USD	3	15.2633	39	34
Total Current Liabilities		3		39	34

TOTAL LIABILITIES		3		39	34

NET POSITION		217		3,322	25,270

MEMORANDUM ACCOUNTS
Forward Contracts— Purchase	USD	—	—	—	155,760

TOTAL MEMORANDUM ACCOUNTS		—	—	—	155,760

GRUPO SUPERVIELLE S.A.

SCHEDULE IV

Information required pursuant to Article 64 paragraph b) of Law 19.550

For the nine-month period ended on September 30, 2016 and 2015,

presented in comparative format

(Expressed in thousands of pesos)

Items	Administration Expenses as of 09/30/2016	Administration Expenses as of 09/30/2015
Bank expenses	225	34
Professional fees	1,231	1,250
Directors’ fees	9,260	8,190
Taxes, rates and contributions	22,264	3,840
Payroll and social security	6,881	4,191
Office expenses	2,499	999
Amortizations of premises and goods	—	18
Total	42,360	18,522

GRUPO SUPERVIELLE S.A.

Additional Information pursuant to

Art. 12, Chapter III, Title IV of standards issued by the National Securities Commission

For the nine-month period started on January 1, 2016 and ended on September 30, 2016, presented on comparative basis.

(Expressed in thousands of pesos)

NOTE 1:                                            SPECIFIC JURIDICAL AND SIGNIFICANT REGIMES IMPLYING CONTINGENT DECAYS OR REBIRTHS OF BENEFITS INCLUDED IN SUCH REGULATIONS.

None.

NOTE 2:                                            SIGNIFICANT CHANGES IN CORPORATE ACTIVITIES OR OTHER SIMILAR EVENTS RECORDED DURING THE PERIODS INCLUDED IN THE FINANCIAL STATEMENTS THAT IMPACT ON THEIR COMPARABILITY WITH THOSE STATEMENTS SUBMITTED IN PREVIOUS PERIODS OR  MAY IMPACT ON THEIR COMPARABILITY WITH THOSE STATEMENTS TO BE SUBMITTED IN FUTURE PERIODS.

None.

NOTE 3:                                           CLASSIFICATION OF RECEIVABLE AND DEBT BALANCES

a)                                   Receivables: See Note 4 to the financial statements.

b)                                   Debts: See Note 4 to the financial statements.

NOTE 4:                                           CLASSIFICATION OF RECEIVABLES AND DEBTS IN VIRTUE OF THEIR FINANCIAL EFFECTS

a)                                   Receivables: See Notes 2.1, 2.2, and 4 and Schedule III as per financial statements.

b)                                   Debts: See Notes 2.1, 2.2, and 4 and Schedule III as per financial statements.

NOTE 5:                                           BREAKDOWN OF CAPITAL SHARE ON COMPANIES STATED ON ART. 33 LAW N° 19,550

See Note 6 and Schedule I to the financial statements.

NOTE 6:                                            RECEIVABLES OR LOANS TO DIRECTORS OR SYNDICS AND THEIR RELATIVES UP TO A SECOND DEGREE INCLUDED

As of September 30, 2016 and December 31, 2015, no receivables or loans to directors or syndics and their relatives up to a second degree were recorded.

NOTE 7:                                           INVENTORIES

As of September 30, 2016 and December 31, 2015, the Company did not record premises and equipment.

NOTE 8:                                           MARKET VALUE

See Notes 2.3. and 2.6 to the financial statements.

NOTE 9:                                           PREMISES AND EQUIPMENT

See Schedule II to the financial statements.

As of September 30, 2016 and December 31, 2015, the Company did not record premises and equipment.

NOTE 10:                                    EQUITY INVESTMENTS

The Company’s corporate purpose is to carry out financial and investment activities; therefore, it is not bound by Art. 31 of Law N° 19,550 for equity investments.

GRUPO SUPERVIELLE S.A.

Additional Information pursuant to

Art. 12, Chapter III, Title IV of standards issued by the National Securities Commission

For the nine-month period started on January 1, 2016 and ended on September 30, 2016, presented on comparative basis.

(Expressed in thousands of pesos)

NOTE 11:                                    RECOVERABLE AMOUNTS

As of September 30, 2016 and December 31, 2015, the criterion used to determine the recoverable amount of premises and equipment is value in use, set by the likelihood of absorption of depreciations with the company results.

NOTE 12:                                    INSURANCE

As of September 30, 2016 and December 31, 2015, the Company did not record tangible assets to be ensured.

NOTE 13:                                    NEGATIVE AND POSITIVE CONTINGENCIES

a)                 Components considered for the calculation of provisions which balances, considered individually or in aggregate, exceed two percent of shareholders’ equity: none.

b)                  Contingent situations as of the date of financial statements with a probability of occurrence more than remote, and not recorded: As of September 30, 2016 and December 31, 2015, there were no contingent situations with more than remote probability of occurrence and not recorded in the balance sheet.

NOTE 14:                                    IRREVOCABLE CONTRIBUTIONS IN ADVANCE OF FUTURE CAPITAL INCREASES

a)                  Status of procedure for its capitalization: As of September 30, 2016 and December 31, 2015, no balances of irrevocable contributions in advance of future capital increases were recorded. (See Note 9 to the individual Financial Statements).

b)                  Cumulative and unpaid dividends of preferred stock: As of September 30, 2016 and December 31, 2015, no cumulative unpaid dividends of preferred stock were recorded.

NOTE 15:                                 RESTRICTIONS ON RETAINED EARNINGS DISTRIBUTION

See Note 7 to the consolidated financial statement.

GRUPO SUPERVIELLE S.A.

INFORMATIVE REVIEW AS OF SEPTEMBER 30, 2016

BRIEF DESCRIPTION OF THE BUSINESS AND EVOLUTION OF OPERATIONS

The Company is focused on gaining a leading position in the local financial business by offering innovative, inclusive and accessible financial services. Its strategy, deployed by its different companies (banking and non-banking) enables the access to every population segment with the required product offer, service model and risk/reward relationship required.

As of September 30, 2016, the Company recorded earnings of 779,044, which represent a Return On Average Equity (ROAE) of 23.7%. Those earnings were mainly produced by our equity investments in subsidiaries.

On April 19, 2016, the Ordinary and Extraordinary Shareholders’ Meeting approved the following distribution of 2015 fiscal year result, recording earnings of 674,109:

•                  Dividends in cash paid to preferred stock: 5,962

•                  Dividends in cash paid to ordinary stock: 19,200

•                  Legal reserve: 24,897

•                  Optional reserve: 624,050

Grupo Supervielle S.A. is the parent company of the economic group and as of September 30, 2016 and December 31, 2015, recorded the following direct and indirect equity investments in its subsidiaries:

		Interest in capital stock
Company	Main Activity	09/30/2016	12/31/2015
Banco Supervielle S.A.	Commercial Bank	98.13%	97.39%
Cordial Compañía Financiera	Financial Company	98.23%	97.52%
Tarjeta Automática S.A.	Credit Card and Consumer Loans	99.77%	99.68%
Supervielle Asset Management S.A.S.G.F.C.I.	Asset management company	99.75%	99.75%
Cordial Microfinanzas S.A.	Microfinance	99.77%	99.67%
Sofital S.A.F. e I.I.	Financial operations and administration of marketable securities	95.03%	95.03%
Espacio Cordial de Servicios S.A.	Trading of products and services	99.75%	99.75%
Supervielle Seguros S.A.	Insurance Company	99.75%	99.75%

GRUPO SUPERVIELLE S.A.

INFORMATIVE REVIEW AS OF SEPTEMBER 30, 2016

BRIEF DESCRIPTION OF RELATED COMPANIES

Banco Supervielle S.A. is an Argentine bank which origins date back to 1887. Its activity is mainly focused on the delivery of banking and financial services to individuals and small and medium size companies. Its long-standing presence in the financial sector has enabled the bank to build a solid relationship with its clients and a well-known brand in the local banking industry. At present, its bank network includes 109 branches, 66 facilities for certain services. Many of such facilities are especially equipped for the payment of ANSES retirement and pension funds. The Bank also relies on 489 ATMs and 159 Self-service terminals located in the Autonomous City of Buenos Aires and in Buenos Aires, Mendoza, San Luis, San Juan, Córdoba, Tucumán and Santa Fe. As of September 30, 2016, the Bank records 40,483,807 worth assets and shareholders equity of 5,476,833. Net income recorded in the first nine months of 2016 amounted to 531,223, which mainly resulted from the financial margin and the service margin.

Cordial Compañía Financiera S.A. is a financial service firm, subject to regulations issued by the Central Bank of the Argentine Republic, whose main business is made up by credit card and loan granting and the sale of insurance policies in Walmart Argentina’s outlets. As of the first nine months of 2016, its earnings amounted to 23,005.

Tarjeta Automática S.A.’s main activity includes the issuance and administration of credit cards and consumption loans. At present, the company records 20 branches, 39 sale outlets and 40,000 active clients. The period ended on September 30, 2016, recorded negative results of 5,638. In November 2012, Tarjeta Automática started to market credit cards, personal loans and insurance policies on account and behalf of Cordial Compañía Financiera S.A., collecting a monthly fee for such services.

Supervielle Asset Management S.A. S.G.F.C.I. is focused on the promotion, instruction and administration of investment mutual funds pursuant to Law 24,083, its Ruling Decree and any other legal or ruling standard addressing such activities. At present, the company records 8 active funds. As of September 30, 2016, earnings amounted to 53,148.

Cordial Microfinanzas S.A. offers loans and other financial services to urban micro entrepreneurs with limited access to traditional banking and financial services as well as families with deficiencies in habitable infrastructure required for the improvement and maintenance of their homes. According to private estimates, Cordial Microfinanzas relies on one of the greatest network of microfinance branches and holds a top raking in the Argentine microfinance industry in terms of portfolio and client number. As of September 30, 2016, earnings amounted to 5,460.

Sofital S.A.F. e I.I. is a company whose main activity includes financial operations and the administration of marketable securities. As of the first nine months of 2016, earnings amounted to 28,440.

Espacio Cordial de Servicios S.A. is a company focused on the trading of all kinds of goods and services related to insurance, tourism, health plans and/or services and other goods and services. As of the first nine months of 2016, earnings amounted to 28,896.

Supervielle Seguros S.A., the insurance company of Grupo Supervielle S.A., records shareholders equity for 238,123 and assets for 464,483. As of the first nine months of 2016, earnings amounted to191, 269.

BALANCE SHEET. INCOME STATEMENT. CASH FLOW. MAIN RATIOS.

The following offers information related to Consolidated Financial Statements for the same nine-month periods of the last five fiscal years, on a comparative basis:

Balance Sheet (figures in thousands of pesos)	09/30/2016	09/30/2015	09/30/2014	09/30/2013	09/30/2012
Total Assets	44,433,743	28,052,470	21,218,631	16,293,260	11,750,359
Total Liabilities	38,020,202	26,038,886	19,593,459	15,054,111	10,853,960
Shareholders Equity	6,413,541	2,013,584	1,625,172	1,239,149	896,399
Total Liabilities and Shareholders Equity	44,433,743	28,052,470	21,218,631	16,293,260	11,750,359

Income Statement (figures in thousands of pesos)	09/30/2016	09/30/2015	09/30/2014	09/30/2013	09/30/2012
Gross Financial Margin	3,976,455	2,278,772	1,762,259	1,227,680	1,048,031
Subtotal — Income from Financial Transactions	1,186,537	300,795	390,759	286,674	335,501
Income Before Tax	1,142,603	464,217	432,400	302,305	326,544
Net Income for the period	779,044	313,983	281,106	259,731	234,514

Cash Flow Statement (figures in thousands of pesos)	09/30/2016	09/30/2015	09/30/2014	09/30/2013	09/30/2012
Net cash provided by / (used in) operating activities	(2,098,578)	192,728	500,937	(122,819)	(461,181)
Net cash used in investing activities	(98,711)	(221,431)	(69,705)	(46,715)	(43,937)
Net cash (used in)/ provided by financing activities	1,349,323	407,438	167,962	(183,404)	(80,626)
Financial income on cash and cash equivalents (including interest and monetary result)	266,837	97,178	188,743	67,425	47,943
Net (Decrease)/increase in cash and cash equivalents	(581,129)	475,913	787,937	81,295	384,561

BALANCE SHEET. INCOME STATEMENT. CASH FLOW. MAIN RATIOS.

The following offers information related to Consolidated Financial Statements for the same nine-month periods of the last five fiscal years, on a comparative basis:

Indicators (figures in thousands of pesos)	09/30/2016	09/30/2015	09/30/2014	09/30/2013	09/30/2012

Liquidity	23.13%	21.90%	23.58%	19.21%	19.30%
- Cash and cash equivalents (*1)	7,035,373	4,522,093	3,574,670	2,276,370	1,678,176
- Deposits	30,417,234	20,651,447	15,159,100	11,850,352	8,697,125

Solvency	16.87%	7.73%	8.29%	8.23%	8.26%
- Shareholders Equity	6,413,541	2,013,584	1,625,172	1,239,149	896,399
- Total Liabilities	38,020,202	26,038,886	19,593,459	15,054,111	10,853,960

Immobilization of Capital	4.17%	5.05%	3.94%	4.12%	4.99%
-Immobilized Assets (*2)	1,851,862	1,416,530	836,865	671,953	586,107
-Total Assets	44,433,743	28,052,470	21,218,631	16,293,260	11,750,359

ROE (*3)	23.7%	20.8%	24.1%	29.8%	38.3%

(*1) Including cash, listed corporate and government securities and mutual funds shares.

(*2) Including the following items: Equity Investments, Miscellaneous Receivables, Premises and Equipment, Miscellaneous Assets, Intangible Assets and unallocated items.

(*3) Calculated on a daily basis.

For Balance Sheet and Income Statement structure, the Group utilized the consolidated accounts, which follow the presentation of Financial Statement provisions set by Communication “A” 3147 and complementary provisions issued by the Argentine Central Bank related to the Accounting Informative Regime for the annual disclosure and guidelines set by Technical Pronouncement N°8 issued by the Argentine Federation of Economy Sciences Professional Councils and the General Ruling 622/13 issued by the National Securities Commission.

GRUPO SUPERVIELLE S.A.

INFORMATIVE REVIEW AS OF SEPTEMBER 30, 2016

ADVANCEMENT IN THE COMPLIANCE OF THE IMPLEMENTATION PLAN OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Pursuant to provisions set by the National Securities Commission through General Ruling N° 562/2009, the Group developed a Plan for the Implementation of IFRS, which was approved by the Board over the course of its meeting held on September 23, 2010.

Later, on November 24, 2011, through Ruling 595/11, the National Securities Commission established that issuing companies whose main assets are made up by Equity Investments in financial entities or insurance companies, are excepted from presenting their Financial Statements under IFRS and may choose to do it under the standards set by the Argentine Central Bank and the National Insurance Superintendence, respectively.

As for requirements set by the General Ruling N° 595/11 issued by the National Securities Commission, which are included in Article 2°, Chapter I, Section I, Title IV of provisions issued by the National Securities Commission, are as follows:

•             Grupo Supervielle S.A.’s corporate purpose is, exclusively, the realization of financial and investment activities;

•             the investment in financial entities and in the insurance company accounts for 83.53% of Grupo Supervielle S.A.’s assets, being the main assets of the Group;

•             86.47% of Grupo Supervielle S.A.’s incomes come from its equity investments in financial entities’ and insurance company results;

•             Grupo Supervielle S.A. holds 98.13% direct and indirect stock investments in Banco Supervielle S.A. a 98.23% of Cordial Compañía Financiera S.A., and a 99.75% of Supervielle Seguros S.A., resulting in the Group’s control in those entities.

Additionally, on February 12, 2014, the Argentine Central Bank, issued Communication “A” 5541, by means of which such entity passed Implementation Plan for Convergence towards IFRS issued by IASB, for the drawing-up of Financial Statements of Entities under supervision, including Banco Supervielle S.A. and Cordial Compañía Financiera S.A. According to the disclosed plan, in 2016, financial entities shall submit a reconciliation of the main items included in assets, liabilities and shareholders’ equity regarding the amounts that may result from the enforcement of standards to be set by the Argentine Central Bank within the framework of IFRS convergence. Likewise, entities shall prepare their opening financial statements as from January 1, 2017, which will be taken as comparative basis of the fiscal year starting on January 1, 2018. Such statements shall start including their operations and changes in shareholders’ equity pursuant to standards to be set by the Argentine Central Bank within the framework of such convergence process.

As of the issuance of these financial statements, Banco Supervielle S.A. and Cordial Compañía Financiera S.A. carried out a general training program targeted to the personnel directly or indirectly related to the preparation of financial statements under IFRS. Such training program included the introduction to the conceptual framework of such standards, an analysis of such standards and their comparison with accounting standards set by the Argentine Central Bank. Likewise, the coordination of tasks with subsidiaries aimed at working jointly and under the same execution terms was carried out.

PERSPECTIVES

For the last quarter of fiscal year 2016, Grupo Supervielle expects to keep its contribution to the Argentine economy evolution and growth through its credit origination.

REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the President and Directors of

Grupo Supervielle S.A.

Bartolomé Mitre 434 — 5th floor

Autonomous City of Buenos Aires

Introduction

We have reviewed the accompanying interim financial statements of Grupo Supervielle S.A. (hereinafter the “Company”), which include the Balance Sheet as of September 30, 2016, and the related Income Statement, Statement of Changes in Shareholders’ Equity and Statement of Cash Flows for the nine-month period then ended, as well as a summary of significant accounting policies and other explanatory information disclosed in Notes and Schedules, which supplement them. Furthermore, we have reviewed the Company’s interim consolidated financial statements for the nine-month period ended September 30, 2016, which are presented as supplementary information.

The balances and other information for fiscal year 2015, and for the related interim periods, are an integral part of the financial statements mentioned above and, therefore, should be considered in connection with those financial statements.

Management’s Responsibility

The Company’s Board of Directors is responsible for the preparation and presentation of the accompanying interim financial statements, in accordance with the accounting framework established by the Argentine Central Bank.

Scope of our Reviews

Our reviews were limited to the application of the procedures established by Technical Pronouncement No. 37 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) for interim financial statements reviews. A review of interim financial statements involves making inquiries to the Company’s staff responsible for the preparation of the information included in the interim financial statements and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted according to Argentine auditing standards and consequently does not enable us to obtain assurance that we would become aware of all the significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion regarding the Company’s financial position, results of operations, changes in shareholders’ equity and cash flows or on its consolidated financial statements.

Conclusion

Based on our reviews, nothing has come to our attention that would have made us believe that the interim financial statements and the consolidated financial statements referred to in the first paragraph of this report are not prepared, in all material respects, in accordance with Argentine Banking GAAP.

Emphasis Paragraph

The financial statements of the subsidiaries Banco Supervielle S.A. and Cordial Compañía Financiera S.A, have been prepared in accordance with the accounting framework established by the Argentine Central Bank. Without changing our conclusion, as mentioned in note 4 to the consolidated financial statements, such standards differ, in certain respects, from the professional accounting standards in force. In such note, the Company has identified and quantified the effect on the financial statements derived from the different valuation criteria.

Report on Compliance with Regulations in force

As called for by the regulations in force, we report that:

a)                                        The financial statements of Grupo Supervielle S.A. and its consolidated financial statements as of September 30, 2016 have been transcribed to the “Inventory and Balance Sheet” book and, as regards those matters that are within our competence, they are in compliance with the provisions of the Argentine Corporations Law, and pertinent resolutions of the Argentine National Securities Commission;

b)                                        The financial statements of Grupo Supervielle S.A. arise from accounting records kept, in all formal aspects, in compliance with legal regulations;

c)                                         We have read the Informative Review, the Additional Information to the Notes to the interim Financial Statements required by Title IV, Chapter III, Article 12 of the Argentine National Securities Commission’s regulations, on which we have no observations to make as regards those matters that are within our competence;

d)                                        As of September 30, 2016, the debt accrued in favor of the Integrated Social Security System according to the Company’s accounting records amounted to $102,791.16, , none of which was claimable at that date.

e)                                         As required by Title IV, Section I, Chapter I, Article 2 of the Argentine National Securities Commission’s regulations, we report that:

e.1)                           Grupo Supervielle S.A. corporate purpose is exclusively related to financial and investment activities;

e.2)                           The interest in financial entities and insurance companies accounts for 83.53% of Grupo Supervielle S.A.’s assets, being the Company’s main asset;

e.3)                           86.47% of Grupo Supervielle S.A.’s revenue stems from the interest in the institutions mentioned in e.2);

e.4)                           Grupo Supervielle S.A. owns shares representing 98.13%, 98.23% and 99.75% of capital stock of Banco Supervielle, Cordial Compañía Financiera and Supervielle Seguros, respectively, controlling such institutions.

Autonomous City of Buenos Aires, November 9, 2016.

PRICE WATERHOUSE & CO. S.R.L

REPORT OF THE SUPERVISORY SYNDICS’ COMMITTEE

To Shareholders of

Grupo Supervielle S.A.

C.U.I.T 30-61744293-7

Bartolomé Mitre 434  — 5th. Floor

Ciudad Autónoma de Buenos Aires

As members of the Auditing Commission of Grupo Supervielle S.A., we have analyzed the documents specified in the following Chapter 1. Such documents account for information prepared and delivered by the Board of Directors of Bank in compliance with its exclusive functions. We are responsible for issuing a report on such documents based on the analysis with such scope described in Chapter III.

I.                                       ANALYZED DOCUMENTS

We have analysed the attached financial statements of Grupo Supervielle S.A. (hereinafter, “the Company”), which include the Balance Sheet as of September 30, 2016, Income Statement, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows and its equivalents for the fiscal year ended on said date, as well as summary of significant accounting policies and explanatory information included in the notes and complementary schedules. Likewise, we have reviewed Consolidated Balance Sheet of the Company with its subsidiaries for the nine-month ended on September 30, 2016, presented as complementary information.

II.                                  BOARD’S RESPONSIBILITY

The Company’s Board is responsible for the reasonable preparation and submission appended financial statements pursuant to the accounting framework set by the Argentine Central Bank.

III.                             SCOPE

Our analysis was carried out in compliance with all auditing standards in force in the Argentine Republic. Such standards require that the review of documents specified in Chapter I is carried out pursuant to auditing norms in force in the Autonomous City of Buenos Aires, for the limited review of interim financial information and includes the verification of reasonability of significant information included in revised documents, and its congruence with the remaining information about corporate decisions described in minutes and the suitability of such decisions in compliance with the law and by-laws, in relation to its formal and documental aspects. With the purpose of carrying out our professional task, we have taken into account the review carried out by the Corporation’s external auditors, Price Waterhouse & Co. S.R.L., who have issued the limited review report dated on November 9, 2016 without comments, pursuant to Technical Resolution N°37 issued by the Argentine Federation of Professional Councils in Economic Sciences and auditing standards issued by the Argentine Central Bank. Said auditing process included the verification of work, nature, scope and applied procedure opportunity planning and results of the limited review carried out by said professionals. Those in charge of the preparation of the information included in these financial statements were inquired. The scope of this review is substantially lower than that of an auditing of financial statements whose object is the statement of an opinion of financial statements as a whole. Therefore, we do not have any opinion on such regard. Since the Auditing Commission is not responsible for controlling the administration, the review has not been extended over criteria and corporate decisions of the different areas of the Bank, which account for exclusive responsibility of the board.

IV.                              CONCLUSION

According to such review and the External Auditors’ report mentioned in Chapter III, there is nothing leading us to think that interim financial statements and its consolidated financial statements mentioned in Chapter I, of this report have not been prepared, in all its material aspects, pursuant to accounting standards issued by the Argentine Central Bank.

V.                                   EMPHASIS PARAGRAPH

Subsidiaries Banco Supervielle S.A. and Cordial Compañia Financiera S.A.  have prepared these financial statements through the application of valuation and disclosure criteria set by the Argentine Bank’s accounting standards, which have been taken as the basis for the calculation of the proportional net worth and the preparation of the consolidated financial statements of the Company. Without modifying our conclusion, as specified in Note 4 to the financial statements, said standards differ, in some aspects, from professional accounting standards in force. The Bank has identified and measured the effect on financial statements resulting from the different valuation and disclosure criteria.

VI.                              REPORT ON COMPLIANCE OF PROVISIONS IN FORCE

Pursuant to provisions in force, we inform that:

a)             The financial statements of Grupo Supervielle S.A. and its consolidated financial statements as of September 30, 2016, are registered in the “Balances” book and comply with, in everything related with our proficiency, with the Corporations Law and related rulings issued by the National Stock Exchange Commission.

b)             Grupo Supervielle S.A.’s financial statements result from accounting records carried in all formal aspects in conformity with legal rules.

c)              We have read the informative review and additional information on the financial statements notes pursuant to article 12 of Chapter III, Title IV, of the text instructed by the National Securities Commission, on which, given our competence, we have no observations to pose.

d)             We inform the compliance of Section 294 of Commercial Corporations Law.

Autonomous City of Buenos Aires, November 9, 2016.

SUPERVISORY SYNDICS’ COMMITTEE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: November 25, 2016	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer